Form 10-K, Exhibit 13
period 1994-03-31
ARMOR ALL PRODUCTS CORP
filed 1994-06-21
CIK 797975

Selected Financial Data
- - - --------------------------------------------------------------------------------------------------------------------------
Years Ended March 31
(in thousands except per share amounts)                    1994       1993       1992       1991        1990       1989
- - - --------------------------------------------------------------------------------------------------------------------------
Income Statement Data

Revenues                                                 $182,257   $168,400   $145,910   $133,804    $165,447    $162,780
                                                         -----------------------------------------------------------------
Increase (decrease) from prior year                           8.2%      15.4%       9.0%     (19.1%)       1.6%       28.8%
Costs and expenses
 Cost of sales                                             74,360     68,841     59,709     57,980      68,118      63,578
 Selling, general and administrative                       66,950     63,670     60,465     58,133      60,654      50,985
 Amortization of intangibles                                2,684      3,768      4,314      4,315       4,357       2,760
                                                         -----------------------------------------------------------------
  Total costs and expenses                                143,994    136,279    124,488    120,428     133,129     117,323
                                                         -----------------------------------------------------------------
  Increase (decrease) from prior year                         5.7%       9.5%       3.4%      (9.5%)      13.5%       32.2%
Operating income                                           38,263     32,121     21,422     13,376      32,318      45,457
Interest income (expense)--net                              1,377      1,245      1,080       (704)       (677)        511
                                                         -----------------------------------------------------------------
Income before income taxes.                                39,640     33,366     22,502     12,672      31,641      45,968
Income taxes                                               17,067     14,214      9,638      5,829      12,820      18,855
                                                         -----------------------------------------------------------------
Net income                                               $ 22,573   $ 19,152   $ 12,864   $  6,843    $ 18,821    $ 27,113
                                                         =================================================================
 Increase (decrease) from prior year                         17.9%      48.9%      88.0%     (63.6%)     (30.6%)      21.7%
Earnings per common share                                $   1.07   $    .91   $    .61   $    .33    $    .90    $   1.30
                                                         =================================================================
 Increase (decrease) from prior year                         17.6%      49.2%      84.8%     (63.3%)     (30.8%)      21.5%
Return on average stockholders' equity/1/                    21.0%      19.3%      13.9%       7.1%       19.6%       32.5%
                                                         =================================================================
Cash dividends per common share                          $    .64   $     .48  $   .48    $    .64    $    .64    $    .52
                                                         =================================================================

/1/Net income divided by monthly average equity
- - - --------------------------------------------------------------------------------------------------------------------------

March 31
(in thousands)                                             1994       1993       1992       1991        1990        1989
- - - --------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data

Working capital                                          $ 64,349   $ 60,373   $ 46,149   $ 38,825    $ 40,615    $ 36,310
Current assets                                             99,225     93,429     68,485     65,788      90,267      90,516
Total assets                                              151,826    140,560    119,823    121,731     150,069     150,364
Total debt                                                     --         --         --      6,549      28,688      26,141
Stockholders' equity                                      116,029    106,555     96,326     93,307      99,321      93,763
- - - --------------------------------------------------------------------------------------------------------------------------

                           [FOUR GRAPHS APPEAR HERE]

Armor All Products Corporation
Financial Review

Results of Operations

The Company's operating results improved for the third consecutive year in fiscal 1994, as revenues increased 8% and net income increased 18% from fiscal 1993. The revenue growth came largely from new product introductions and continued international expansion, while the earnings growth was primarily attributable to higher revenues, increased promotional and administrative cost efficiencies, and lower amortization of intangibles.

Revenues

The following table sets forth a summary of revenues by major geographic region:

- - - --------------------------------------------------------------
Years Ended March 31 (in millions)     1994     1993     1992
- - - --------------------------------------------------------------
United States                         $156.5   $148.6   $126.6
International                           25.8     19.8     19.3
                                      ------------------------
  Total                               $182.3   $168.4   $145.9
                                      ========================
Percentage change from prior year          8%      15%
- - - --------------------------------------------------------------

The $7.9 million increase in U.S. revenues in fiscal 1994 was primarily attributable to increased sales of the Company's line of protectant products, which includes Armor All Protectant (with the additional-sunscreen formula noted below) as well as Armor All Protectant Low-Gloss Natural Finish, introduced in December 1993, and Armor All Tire Foam Protectant, introduced in November 1991. Another significant factor was the initial sales of Armor All QuickSilver Wheel Cleaner and Armor All Spot & Wash Concentrate, two new products which were introduced in December 1993. Initial sales of E-Z Deck Wash and the other E-Z D brand products acquired by the Company in January 1994 made a small contribution to the total U.S. revenue growth. Sales of the Company's line of waxes and washes decreased from the prior year, though at a lower rate than the decline in national wax/wash category consumer purchases.

The substantial majority of the $22.0 million increase in U.S. revenues in fiscal 1993 was due to higher sales of the Company's line of protectant products. Shipments of Armor All Tire Foam Protectant increased significantly as this product became the leader in the tire care category within the first year following its introduction. Sales of Armor All Protectant increased in fiscal 1993 in part because of category and share growth in the mass merchandiser channel and because trade customers were still reducing their retail inventory levels during the first half of fiscal 1992. Additionally, in January 1993 the Company changed the formula of Armor All Protectant to include additional sunscreen and concurrently implemented a 5% price increase on that product. Sales of the Company's line of waxes and washes rose moderately in fiscal 1993, mainly due to higher sales of Rain Dance Advanced Formula Car Polish, which was introduced in November 1991, and initial sales of Rain Dance Dark Car Formula Polish and Rain Dance Light Car Formula Polish, which were introduced in January 1993.

Approximately half of the $6.0 million increase in International revenues in fiscal 1994 was attributable to higher sales in Canada. The growth in Canadian sales resulted from several factors, including initial sales of the three new products introduced in December 1993, continued higher sales of Armor All Tire Foam Protectant, and higher purchases by the Company's largest Canadian customer. The remaining increase in International revenues reflects higher sales to virtually all of the Company's other markets, particularly Mexico and those areas served by the Company's European Office.

The relatively small $0.5 million increase in International revenues in fiscal 1993 reflects the net result of several factors. The inception of the distribution agreement with S.C. Johnson & Son, Inc. in Germany in that year was one significant factor (agreements with S.C. Johnson in Japan and Mexico were initiated in fiscal 1992). Under the agreement, the Company's sales to S.C Johnson are at lower prices than to other customers, but S.C. Johnson is responsible for incurring virtually all associated selling and marketing expenses previously borne by the Company. The net effect is that the Company records lower revenues and selling and marketing expenses. Offsetting the S.C. Johnson impact, International revenues in fiscal 1993 benefitted from increased shipments to Canada, Asia, Latin America and the United Kingdom.

Operating Expenses

The following table sets forth the percentage relationships of operating expenses and operating income to revenues for the fiscal years indicated:

- - - ------------------------------------------------------------
Years Ended March 31                    1994    1993    1992
- - - ------------------------------------------------------------
Revenues                               100.0%  100.0%  100.0%
Cost of sales                           40.8    40.9    40.9
Selling, general and administrative     36.7    37.8    41.4
Amortization of intangibles              1.5     2.2     3.0
                                       ---------------------
Operating income                        21.0%   19.1%   14.7%
                                       =====================

Cost of sales as a percentage of revenues in fiscal 1994 decreased slightly from fiscal 1993 due to the effects of the 5% selling price increase on Armor All Protectant in January 1993, partially offset by increases in the cost percentage due to changes in the product mix, higher shipments of certain promotional items, and the higher cost of the additional-sunscreen formula for Armor All Protectant.

Cost of sales as a percentage of revenues in fiscal 1993 was unchanged from fiscal 1992, reflecting several offsetting factors. The cost percentage decreased due to the absorption of fixed manufacturing and distribution costs over a higher sales volume. However, the cost percentage was increased by changes in the product mix and higher sales of certain promotional items. Additionally, gross margins were lower in the markets served by S.C. Johnson due to the billing method described above.

Selling, general and administrative (SG&A) expenses as a percentage of revenues in fiscal 1994 decreased from fiscal 1993 principally due to the absorption of media advertising and fixed administrative expenses over a higher sales volume, as well as to a reduction in consumer coupon expenses. Partially offsetting these factors were promotional expenses associated with the three new products, increased research and development activity, and start-up costs relating to the Company's new home care products division.

SG&A expenses decreased as a percentage of revenues in fiscal 1993 from fiscal 1992 primarily due to more efficient trade promotion practices. Beginning in late fiscal 1992, the Company implemented a new trade promotion approach in which the Company offers its trade customers fixed sums in return for specific promotional activities. Also contributing to the decrease was the spreading of fixed administrative expenses over a higher sales volume. The S.C. Johnson agreement reduced fiscal 1993 SG&A expenses, as noted above.

Amortization expense, principally relating to intangible assets associated with the Company's acquisition of several brands in September 1988, decreased by $1.1 million in fiscal 1994 as certain of such assets became fully amortized.

Interest income increased by $0.1 million in fiscal 1994 and $0.2 million in fiscal 1993 over the respective prior years due to higher cash balances during the first three quarters of fiscal 1994 and all of fiscal 1993. Cash balances increased primarily as a result of profitable operations without significant investments in noncurrent assets or working capital until the fourth quarter of fiscal 1994. In that period, the Company incurred higher cash outflows due to the factors mentioned under "Financial Resources and Liquidity" below.

The Company's effective income tax rates were 43.1%, 42.6% and 42.8% in fiscal 1994, 1993 and 1992, respectively. The higher tax rate in fiscal 1994 principally reflects the Omnibus Budget Reconciliation Act of 1993, which increased the federal corporate income tax rate from 34% to 35% retroactive to January 1993. Approximately 0.3% of the increase in the annual effective rate represents the additional taxes which will be paid for the fiscal year ended March 31, 1993 due to the retroactive provision of the Act. The effect of the Act was partially offset by slightly lower effective rates for state and foreign taxes, as well as to a reduction in the portion of the Company's expenses represented by nondeductible intangible asset amortization.

Financial Resources and Liquidity

The Company's working capital requirements fluctuate during the year, traditionally peaking in the spring due to extended payment terms offered in connection with winter promotional activities. Cash inflow is strongest during the summer months as these receivables are collected. Despite these seasonal factors, at March 31, 1994, the Company had a $26.3 million balance of cash and cash equivalents and no short-term or long-term debt.

The Company does not have substantial investments in inventory as its contract packagers generally own the raw materials and finished goods in their possession and transfer title to the Company just prior to shipment to the Company's customers. The Company's use of contract packagers also permits it to avoid significant investments in machinery and other fixed assets.

During fiscal 1994 and 1993, cash flow from operations was $15.6 million and $24.7 million, respectively. The decrease in fiscal 1994 is primarily related to an increase in accounts receivable, reflecting a change in the timing of shipments and the granting of normal extended seasonal dating terms to certain additional customers this year. In addition, cash payments were higher in fiscal 1994 due to the timing of payments related to income taxes and certain accrued consumer coupon and employee compensation programs.

During fiscal 1994, there was a net cash outflow of $7.6 million whereas in fiscal 1993 there was a net cash inflow of $18.2 million. In addition to the operational cash flow factors mentioned above, cash outflows in fiscal 1994 were higher than in the prior year primarily due to the payment of $7.4 million to acquire the E-Z Deck Wash and E-Z D brands, an increase in the dividend rate and a reduction in the short-term payable to McKesson.

The Company's sources of liquidity at March 31, 1994 included a $22.1 million balance under a cash management program administered by McKesson, $4.2 million of other cash balances, and a $3.0 million (Canadian) line of credit with a Canadian bank that is renewable annually. In addition, as long as the Company continues to participate in the cash management program, McKesson will make available the cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating plans. There are no advance notification requirements or other limitations on the Company's access to cash under the program. Participation in the program is provided as part of a Services Agreement with McKesson. Amounts deposited under the cash management program are deposited in a separate bank account in the Company's name. In the event that the Company ceases to participate in the cash management program, the Company believes that it would be able to obtain a line of credit from other sources at competitive terms. At March 31, 1994, the Company had a payable to McKesson of $1,526,000, consisting of payroll, freight and other expenses paid by McKesson on the Company's behalf.

The Company believes that its current sources of liquidity, combined with cash flow from operations, will be sufficient to meet its needs for the foreseeable future.

Armor All Products Corporation
Consolidated Balance Sheets



- - - --------------------------------------------------------------------------------------
March 31 (in thousands except share and per share amounts)           1994       1993
- - - --------------------------------------------------------------------------------------
Assets

Current Assets
  Cash and cash equivalents                                        $ 26,251   $ 33,858
  Accounts receivable (less allowance for doubtful accounts
  and cash discounts: 1994, $2,625 and 1993, $1,860)                 67,963     54,074
  Inventories                                                         4,182      4,715
  Deferred income taxes                                                 765        242
  Prepaid expenses                                                       64        540
                                                                   -------------------
    Total Current Assets                                             99,225     93,429

Property - Net                                                        8,699      8,451
Intangible Assets - Net                                              43,902     38,680
                                                                   -------------------
    Total Assets                                                   $151,826   $140,560
                                                                   ===================

Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable                                                 $ 10,923   $  9,433
  Payable to McKesson                                                 1,526      3,204
  Accrued selling expenses                                            8,802      9,073
  Accrued compensation                                                2,669      3,131
  Income and other taxes payable                                      4,282      3,485
  Dividends payable                                                   3,386      2,527
  Other liabilities                                                   3,288      2,203
                                                                   -------------------
    Total Current Liabilities                                        34,876     33,056
                                                                   -------------------
Deferred Income Taxes                                                   921        949
                                                                   -------------------
Stockholders' Equity
  Preferred stock, $0.01 par value; 10,000,000 shares authorized;
    no shares outstanding
  Common stock, $0.01 par value; 40,000,000 shares authorized;
    21,165,486 and 21,084,759 shares outstanding in 1994 and 1993       212        211
  Other capital                                                      59,323     57,968
  Unearned compensation - restricted stock                           (1,101)      (664)
  Retained earnings                                                  58,388     49,333
  Cumulative translation adjustment                                    (793)      (293)
                                                                   -------------------
    Total Stockholders' Equity                                      116,029    106,555
                                                                   -------------------
Total Liabilities and Stockholders' Equity                         $151,826   $140,560
                                                                   ===================

See accompanying notes to consolidated financial statements.

Armor All Products Corporation
Consolidated Statements of Income

- - - --------------------------------------------------------------------------------------------
Years Ended March 31 (in thousands except per share amounts)      1994      1993      1992
- - - --------------------------------------------------------------------------------------------
Revenues                                                        $182,257  $168,400  $145,910

Costs and expenses
  Cost of sales                                                   74,360    68,841    59,709
  Selling, general and administrative                             66,950    63,670    60,465
  Amortization of intangibles                                      2,684     3,768     4,314
                                                                ----------------------------
    Total costs and expenses                                     143,994   136,279   124,488
                                                                ----------------------------
Operating income                                                  38,263    32,121    21,422
Interest income--net                                               1,377     1,245     1,080
                                                                ----------------------------
Income before income taxes                                        39,640    33,366    22,502
Income taxes                                                      17,067    14,214     9,638
                                                                ----------------------------
Net income                                                      $ 22,573  $ 19,152  $ 12,864
                                                                ============================
Earnings per common share                                       $   1.07  $    .91  $    .61
                                                                ============================
Weighted average common shares outstanding                        21,121    21,024    20,953
                                                                ============================

See accompanying notes to consolidated financial statements.

Armor All Products Corporation
Consolidated Statements of Stockholders' Equity

- - - ----------------------------------------------------------------------------------------------------------------------------
                                                 Common Stock                  Unearned                             Total
                                              -------------------           Compensation--            Cumulative    Stock-
                                              Outstanding           Other     Restricted    Retained  Translation  holders'
(in thousands except per share amounts)         Shares     Amount  Capital      Stock       Earnings  Adjustment    Equity
- - - ----------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1991                        20,950      $209   $56,087      $  (266)    $ 37,464     $(187)    $ 93,307
Exercise of stock options                            8                  94                                               94
Issuance of restricted stock                        17         1       182         (183)                                  0
Cancellation of restricted stock                    (3)                (52)          27                                 (25)
Amortization of restricted stock cost                                               100                                 100
Net income                                                                                    12,864                 12,864
Dividends declared ($.48 per share)                                                          (10,055)               (10,055)
Translation adjustment                                                                                      41           41
                                              ------------------------------------------------------------------------------
Balances, March 31, 1992                        20,972       210    56,311         (322)      40,273      (146)      96,326
Exercise of stock options                           78         1     1,079                                            1,080
Issuance of restricted stock                        27                 472         (472)                                  0
Redemption of common stock                                              (6)                                              (6)
Amortization of restricted stock cost                                               130                                 130
Issuance of shares to profit-sharing plan            8                 112                                              112
Net income                                                                                    19,152                 19,152
Dividends declared ($.48 per share)                                                          (10,092)               (10,092)
Translation adjustment                                                                                    (147)        (147)
                                              ------------------------------------------------------------------------------
Balances, March 31, 1993                        21,085       211    57,968         (664)      49,333      (293)     106,555
Exercise of stock options                           44         1       647                                              648
Issuance of restricted stock                        36                 704         (704)                                  0
Redemption of common stock                          (1)                (27)                                             (27)
Amortization of restricted stock cost                                               267                                 267
Issuance of shares to profit-sharing plan            1                  31                                               31
Net income                                                                                    22,573                 22,573
Dividends declared ($.64 per share)                                                          (13,518)               (13,518)
Translation adjustment                                                                                    (500)        (500)
                                              ------------------------------------------------------------------------------
Balances, March 31, 1994                        21,165      $212   $59,323      $(1,101)    $ 58,388     $(793)    $116,029
                                              ==============================================================================

See accompanying notes to consolidated financial statements.

Armor All Products Corporation
Consolidated Statements of Cash Flows

- - - --------------------------------------------------------------------------------------
Years Ended March 31 (in thousands)                       1994       1993       1992
- - - --------------------------------------------------------------------------------------
Operating Activities

Net income                                              $ 22,573   $ 19,152   $ 12,864
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                            4,085      5,068      5,497
  Provision for losses on receivables                        578        539        385
  Deferred income taxes                                     (551)       (34)      (115)
                                                        ------------------------------
    Total                                                 26,685     24,725     18,631
                                                        ------------------------------
Effect of changes in operating assets, net
  of the effects of business acquisition:
  Accounts receivable                                    (14,467)    (9,305)     8,539
  Inventories                                                595      1,959       (279)
  Prepaid expenses                                           485       (165)       750
  Accounts payable                                         1,474       (146)       538
  Accrued selling expenses                                  (271)     2,432      1,212
  Accrued compensation                                      (462)     1,568        964
  Taxes payable and other liabilities                      1,537      3,649         46
                                                        ------------------------------
    Total                                                (11,109)        (8)    11,770
                                                        ------------------------------
    Net cash provided by operating activities             15,576     24,717     30,401
                                                        ------------------------------
Investing Activities

Cash paid for acquisition of
  E-Z Deck Wash and E-Z D brands                          (7,438)         -          -
Capital expenditures                                      (1,377)      (679)      (757)
Other                                                       (683)      (199)      ( 19)
                                                        ------------------------------
    Net cash used in investing activities                 (9,498)      (878)      (776)
                                                        ------------------------------
Financing Activities

Payable to McKesson                                       (1,678)     3,204          -
Decrease in short-term debt                                    -          -     (6,549)
Issuance of common stock                                     652      1,186         94
Dividends paid                                           (12,659)   (10,079)   (10,893)
                                                        ------------------------------
    Net cash used in financing activities                (13,685)   ( 5,689)   (17,348)
                                                        ------------------------------
Net increase (decrease) in cash and cash equivalents      (7,607)    18,150     12,277
Cash and cash equivalents at beginning of year            33,858     15,708      3,431
                                                        ------------------------------
Cash and cash equivalents at end of year                $ 26,251   $ 33,858   $ 15,708
                                                        ==============================

See accompanying notes to consolidated financial statements.

Armor All Products Corporation
Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Armor All Products Corporation and all of its subsidiaries ("the Company"). All significant intercompany balances and transactions have been eliminated.

Business: Substantially all of the Company's operations are currently in one business segment, marketing branded consumer products primarily to retailers and wholesalers in the automotive appearance chemical aftermarket. In January 1994, the Company began marketing a line of branded home care products to retailers and wholesalers.

Relationship with McKesson Corporation: Prior to May 1993, McKesson Corporation ("McKesson") owned approximately 83% of the Company's outstanding shares of common stock. In May 1993, McKesson reduced its ownership level to approximately 57% through a sale of shares to the public. In March 1994, McKesson issued debentures which are exchangeable into additional shares of the Company's common stock owned by McKesson at a price of $25.94 per share at any time through February 2004, subject to McKesson's right to pay cash equal to the market price of the stock in lieu of making the exchange. If all such debentures were actually exchanged, McKesson's ownership level would be reduced to approximately 25%.

Transactions with McKesson: Certain expenses, principally payroll and employee benefits, are paid on behalf of and charged to the Company by McKesson. The Company uses certain resources and administrative staff of McKesson, including financial, treasury, legal, investor relations, corporate secretary, tax, audit and accounting advice, and employee benefit, personnel and payroll services. The Company is charged a fee for these and other services including insurance premiums at an amount based on actual time or costs incurred. These charges, which are included in selling, general and administrative expenses, were $669,000, $687,000, and $648,000 in fiscal 1994, 1993 and 1992, respectively.
The Company believes that these expenses would not have been materially different if the Company operated on a stand-alone basis. The Company also participates in a cash management program administered by McKesson, as described in Note 2.

Sales to divisions of McKesson were $747,000, $1,111,000 and $889,000 in fiscal 1994, 1993 and 1992, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments of those affiliates for which the local currency is the functional currency are reported as a component of stockholders' equity. Translation adjustments of affiliates for which the U.S. dollar is the functional currency are included in net income. All gains and losses on foreign currency transactions are also included in net income. Foreign currency exchange fluctuations did not have a material effect on the consolidated financial statements in fiscal 1994, 1993 or 1992.

Revenues are recognized when products are shipped to customers.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the liability method of accounting for deferred taxes.

Cash equivalents include all highly liquid investments purchased with a maturity of three months or less.

Inventories are stated at the lower of first-in, first-out cost or market.

Property is stated at cost and depreciated on the straight-line method over estimated useful lives of 3 to 30 years.

Intangible assets include (1) goodwill from the excess of McKesson's cost of the Company over the fair value of net assets acquired, which is being amortized over 40 years, (2) patents, trademarks, goodwill and other intangibles arising from the purchase of the Rain Dance, Rally and No. 7 brand product lines in September 1988, which are being amortized over various periods ranging from 4 to 25 years, (3) patents and trademarks arising from the purchase of the E-Z Desk Wash and E-Z D brand product lines in January 1994 (see Note 11), which are being amortized over 15 years, and (4) other patents and trademarks that are being amortized over various periods ranging from 5 to 20 years. Amortization of intangible assets is recorded on a straight-line basis.

Accrued selling expenses include media advertising related to new product introductions, cooperative advertising, volume rebates, coupon redemption liabilities and sales commissions.

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during the year. The dilutive effect of stock options, which are considered to be common stock equivalents, is immaterial.

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 1994 presentation.

2. Cash Management

Pursuant to an agreement with McKesson, the Company's U.S. operations participate daily in a cash management program administered by McKesson. Under this arrangement, the Company invests any excess cash in the cash management program and has access to such invested cash to fund disbursements. If the Company needs additional cash above the amount invested, such cash requirements are met through borrowings from McKesson. Prior to March 23, 1993, the Company invested excess cash directly with McKesson. Commencing on March 23, 1993, all amounts invested in the cash management program with McKesson were deposited in a separate bank account in the Company's name, which is used by the Company for cash management program transactions. The Company receives interest under the program through McKesson on funds deposited in the separate bank account, or pays interest to McKesson on funds received, at a rate equal to the monthly Federal Reserve Composite Rate for 7-day commercial paper less 0.1% for funds deposited under the program and plus 0.5% for funds borrowed from McKesson. The agreement provides that McKesson will make available that amount of cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating budget, and that the Company will pay McKesson an annual credit facility fee of $25,000.

Included in cash and cash equivalents in the accompanying consolidated balance sheets are the following amounts invested in the cash management program and the interest rates earned thereon: $22,076,000 at 3.4% on March 31, 1994 and $30,025,000 at 3.1% on March 31, 1993.

The payable to McKesson of $1,526,000 and $3,204,000 at March 31, 1994 and 1993, respectively, consists of payroll, freight and other expenses paid by McKesson on behalf of the Company. Such amounts were reimbursed to McKesson in the first quarter of the respective subsequent fiscal years.

The Company also has a $3,000,000 (Canadian) line of credit with a Canadian bank that is renewable annually and expires on March 31, 1995. Borrowings under this line of credit bear interest at the Canadian prime rate (6.3% at March 31, 1994). There were no outstanding borrowings under the line of credit at March 31, 1994 or 1993.

3. Interest Income--Net

Interest income--net, which approximates interest received and paid, is comprised of the following:

- - - ----------------------------------------------------------------------------
Years Ended March 31 (in thousands)               1994      1993       1992
- - - ----------------------------------------------------------------------------

Net interest income--McKesson
  (Note 2)                                       $1,219    $1,113     $  764
Interest income--other                              158       140        318
Interest expense--other                              --        (8)        (2)
                                                 ---------------------------
  Total                                          $1,377    $1,245     $1,080
                                                 ===========================

4. Inventories

Inventories are summarized as follows:
- - - ----------------------------------------------------------------------------
March 31 (in thousands)                                     1994       1993
- - - ----------------------------------------------------------------------------
Finished goods                                             $3,514     $3,837
Raw materials                                                 668        878
                                                           -----------------
  Total                                                    $4,182     $4,715
                                                           =================

5. Property

Property is summarized as follows:
- - - ----------------------------------------------------------------------------
March 31 (in thousands)                                     1994       1993
- - - ----------------------------------------------------------------------------
Land                                                      $ 2,439    $ 2,439
Building                                                    3,810      3,810
Furniture and fixtures                                      1,684      1,636
Machinery and equipment                                     4,935      4,231
Leasehold improvements                                         78         79
                                                          ------------------
  Total                                                    12,946     12,195
Accumulated depreciation                                   (4,247)    (3,744)
                                                          ------------------
  Property--net                                           $ 8,699    $ 8,451
                                                          ==================

6. Intangible Assets

Intangible assets consist of the following:
- - - ----------------------------------------------------------------------------
March 31 (in thousands)                                    1994       1993
- - - ----------------------------------------------------------------------------
Goodwill                                                 $ 43,865   $ 43,865
Patents and trademarks                                     20,513     12,607
Other intangibles                                          11,090     11,090
                                                         -------------------
  Total                                                    75,468     67,562
Accumulated amortization                                  (31,566)   (28,882)
                                                         -------------------
  Intangible assets--net                                 $ 43,902   $ 38,680
                                                         ===================

7. Income Taxes

Through May 12, 1993, the Company will be included in the consolidated federal income tax returns of McKesson. On that date, as a result of the public stock offering described in

Note 1, McKesson's ownership of the Company fell below the 80% level required for the Company to qualify for inclusion in such consolidated tax returns. Accordingly, the Company will file a separate federal income tax return for the remaining portion of fiscal 1994.

For the majority of its state income taxes, the Company continues to be included in McKesson's combined tax returns for all of fiscal 1994. This will occur in the tax returns related to those states where the required ownership percentage is only 50% . The Company files separate income tax returns in other states and in foreign countries.

The Company's aggregate income tax payments, including payments made to McKesson and payments made directly to the applicable government taxing authorities, amounted to $16,970,000, $13,822,000 and $10,229,000 in fiscal 1994, 1993 and
1992, respectively. Accrued income taxes owed to McKesson for the Company's share of taxes reported on the consolidated and combined tax returns were not significant at March 31, 1994 and amounted to $2,689,000 at March 31, 1993; these liabilities are included in income and other taxes payable in the accompanying consolidated balance sheets.

The Company's provisions for income taxes, which have been computed as if the Company filed its tax returns as a separate entity in all periods, consist of the following components:

- - - ------------------------------------------------------------
Years Ended March 31 (in thousands)  1994      1993     1992
- - - ------------------------------------------------------------
Current
  Federal                         $13,084   $10,772   $7,813
  State                             2,988     2,475    1,753
  Foreign                           1,546     1,001      187
                                  --------------------------
  Total current                    17,618    14,248    9,753
                                  --------------------------
Deferred
  Federal                            (457)      (28)     (95)
  State                               (94)       (6)     (20)
                                  --------------------------
  Total deferred                     (551)      (34)    (115)
                                   --------------------------
  Total provision                 $17,067   $14,214   $9,638
                                  ==========================-

The reconciliations between the Company's effective tax rate and the statutory federal income tax rate follow:

- - - --------------------------------------------------------------
Years Ended March 31                    1994      1993    1992
- - - --------------------------------------------------------------
Statutory federal income tax rate      35.0%     34.0%    34.0%
State income taxes, net of
  federal benefit                       4.8       5.0      5.1
Foreign operations                      1.8       2.2      1.6
Retroactive effect of tax legislation   0.3         -        -
Amortization of certain
  intangible assets                     1.2       1.4      2.1
                                       -----------------------
    Total                              43.1%     42.6%    42.8%
                                       =======================

Deferred income taxes in the accompanying consolidated balance sheets at March 31, 1994 and 1993 are comprised of the following:

- - - -----------------------------------------------
March 31 (in thousands)         1994      1993
- - - -----------------------------------------------
Deferred tax assets           $ 1,780   $ 1,105
Deferred tax liabilities       (1,936)   (1,812)
                              -----------------
  Net deferred tax liability  $  (156)  $  (707)
                              =================
Net current                   $   765   $   242
Net non-current                  (921)     (949)
                              -----------------
  Net deferred tax liability  $  (156)  $  (707)
                              =================

Deferred tax assets consist primarily of temporary differences related to allowances for doubtful receivables, inventory reserves, employee benefits and accrued selling expenses. Deferred tax liabilities consist primarily of temporary differences related to accumulated depreciation and amortization.

The Company has not provided for U.S. federal income and foreign withholding taxes on $4,759,000 of its Canadian subsidiaries' undistributed earnings as of March 31, 1994 because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits would become available under current U.S. law to reduce the effect on the Company's overall tax liability.

8. Employee Benefit Plans

The Company's employees are eligible to participate in McKesson's health care, retirement and certain other employee benefit plans. In addition, substantially all employees are eligible to participate in the Company's profit-sharing investment plan. The Company's contributions to the profit-sharing plan in fiscal 1994 consisted of a cash payment and 1,637 shares of its common stock.
In fiscal 1993, the Company contributed 8,482 shares of its common stock to the plan and in fiscal 1992 made a cash payment. Compensation expense related to the McKesson and profit-sharing plans amounted to $879,000, $766,000 and $645,000 in fiscal 1994, 1993 and 1992, respectively.

The 1986 Stock Option Plan provides for the granting of nonqualified options to eligible key employees and non-employee directors of the Company to purchase up to an aggregate of 1,300,000 shares of common stock. The exercise price of the stock covered by each option may not be less than

85% of the fair market value of such stock on the date the option is granted. Option information is as follows:

- - - ------------------------------------------------------------------------------
Years Ended March 31                   1994           1993           1992
- - - ------------------------------------------------------------------------------
Option shares:
Outstanding at beginning of year        802,950        667,600       483,000
Granted                                 100,950        250,150       226,100
Exercised                               (44,238)       (78,025)       (7,775)
Cancelled                               (37,350)       (36,775)      (33,725)
                                        ------------------------------------
Outstanding at year-end                 822,312        802,950       667,600
                                        ====================================
Exercisable at year-end                 422,157        270,900       301,725
                                        ====================================
Available for future grants
 at year--end                           341,650        405,250       618,625
                                        ====================================
For outstanding options
 at year--end:
Range of exercise prices                 $10.19-        $10.19-       $10.19-
                                         $22.63         $22.63        $22.63
Aggregate exercise price            $12,413,000    $11,542,000    $8,660,000
Aggregate market value              $15,830,000    $15,256,000    $8,011,000
- - - ------------------------------------------------------------------------------

The 1988 Restricted Stock Plan provides for the granting of up to an aggregate of 220,000 shares of the Company's common stock to key employees. As of March 31, 1994, there were 103,150 shares which remained available for future grants. During fiscal 1994, 1993 and 1992, respectively, 36,200, 27,000, and 17,200 common shares were granted. In connection with the granting of these shares, unearned compensation--restricted stock was recorded in the amount of $704,000, $472,000 and $183,000 in fiscal 1994, 1993 and 1992, respectively. These amounts represent the fair market value of the shares on the respective dates of grant.

Recipients of restricted shares have all of the rights of common stockholders except that the shares are held in custody by the Company and cannot be disposed of until the restrictions have lapsed, which is generally four years after the grant date. In addition, certain of the grants made in fiscal 1994 and all of the grants made in fiscal year 1993 provide that the restrictions will lapse only if specified performance goals are met during the four-year period. The fair market value of the shares on the grant date is amortized to compensation expense over the vesting period. If a plan participant's employment terminates during the vesting period, except under certain specified conditions, the shares are cancelled and any amounts previously amortized are credited to expense.

9. Geographic Segments

The Company's foreign operations consist of offices and certain other facilities in Canada and Europe. The Company exports products from the United States to other geographic areas, principally Australia, Japan and Mexico.

Information for the Company's geographic operations is as follows:

- - - -------------------------------------------------------------------
Years Ended March 31 (in thousands)      1994      1993      1992
- - - -------------------------------------------------------------------
Revenues
  United States                        $156,429  $148,576  $126,639
  Export                                  8,523     6,735     5,239
  Foreign                                17,305    13,089    14,032
                                       ----------------------------
    Total                              $182,257  $168,400  $145,910
                                       ============================
Operating Income
  United States and export             $ 35,053  $ 30,615  $ 20,736
  Foreign                                 3,210     1,506       686
                                       ----------------------------
    Total                              $ 38,263  $ 32,121  $ 21,422
                                       ============================
Identifiable Assets at Year-End
  United States and export             $141,108  $131,265  $108,521
  Foreign                                10,718     9,295    11,302
                                       ----------------------------
    Total                              $151,826  $140,560  $119,823
                                       ============================

Sales to the Company's two largest customers accounted for the following percentages of consolidated revenues: 17% and 8% in fiscal 1994, 15% and 11% in fiscal 1993, and 12% and 11% in fiscal 1992.

10. Commitments

In addition to commitments and obligations which arise in the ordinary course of business, the Company is subject to various claims, proceedings, tax assessments and legal actions from time to time arising out of the conduct of the Company's business. Management believes that, based on current knowledge, the outcome of any such pending matters will not have a material adverse effect on the Company's financial position.

The Company leases equipment and certain warehouse, laboratory and office facilities under operating leases that expire on various dates through March 1997. Rent expense included in operations, which primarily consists of contingent rental payments based on the number of cases stored at independent warehouses, was $983,000, $990,000, and $1,494,000 in fiscal 1994, 1993 and
1992, respectively. As of March 31, 1994, minimum lease payments under operating leases with remaining noncancellable lease terms in excess of one year were as follows: $287,000 in fiscal 1995, $262,000 in fiscal 1996, and $155,000 in fiscal 1997.

11. Acquisition of E-Z Deck Wash and E-Z D Brands

On January 28, 1994, the Company purchased the E-Z Deck Wash and E-Z D brands of home care products for $7,598,000, of which $7,438,000 was paid in cash and $160,000 is payable in July 1994, subject to the resolution of certain contingencies. This acquisition was accounted for using the purchase method. Substantially all of the cost was allocated to patents and trademarks, with a minor amount assigned to inventory and various other assets and liabilities. Had this business been acquired at the beginning of fiscal 1993, the pro-forma inclusion of its operating results would not have had a significant effect on the reported consolidated revenues and net income in either fiscal 1993 or 1994.

12. Quarterly Financial Information (unaudited)
- - - ---------------------------------------------------------------------------------------------------------------------------------
                                                                First         Second          Third          Fourth
Years Ended March 31 (in thousands except per share amounts)   Quarter        Quarter        Quarter        Quarter       Year
- - - ---------------------------------------------------------------------------------------------------------------------------------
1994
Revenues                                                      $47,722        $36,232        $33,407        $64,896      $182,257
Gross profit                                                    28,469        21,260         19,537         38,631       107,897
Net income                                                       5,456         4,030          3,622          9,465        22,573
Earnings per common share                                     $    .26       $   .19        $   .17        $   .45      $   1.07
Cash dividends per common share                               $    .16       $   .16        $   .16        $   .16      $    .64
Market prices per common share
  High                                                        $18-3/4        $19-1/4        $20-1/2        $21-3/4      $ 21-3/4
  Low                                                          15             16-1/2         16-1/2         18-3/4        15
=================================================================================================================================
1993
Revenues                                                      $42,288        $35,198        $30,927        $59,987      $168,400
Gross profit                                                   25,078         20,863         17,982         35,636        99,559
Net income                                                      4,434          3,547          3,141          8,030        19,152
Earnings per common share                                     $   .21        $   .17        $   .15        $   .38      $    .91
Cash dividends per common share                               $   .12        $   .12        $   .12        $   .12      $    .48
Market prices per common share
  High                                                        $16-5/8        $17-3/4        $    21        $19          $     21
  Low                                                          11             11-1/2             12         16-1/4            11
- - - ---------------------------------------------------------------------------------------------------------------------------------

Due to the seasonal nature of the Company's business, revenues, gross profit and net income are not generated evenly by quarter during the year. Sales activity generally peaks in the fourth quarter of the fiscal year.

Independent Auditors' Report

To the Board of Directors and Stockholders of Armor All Products Corporation:

We have audited the accompanying consolidated balance sheets of Armor All Products Corporation and subsidiaries as of March 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1994. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Armor All Products Corporation and subsidiaries as of March 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1994, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche
DELOITTE & TOUCHE

Costa Mesa, California                 [LOGO OF DELOITTE & TOUCHE]
April 22, 1994



Management's Responsibility for Financial Statements


Armor All Products Corporation is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

In meeting its responsibility for the reliability of the financial statements, management has developed and relies on the Company's system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures.

The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee. The Committee meets regularly with the independent auditors, internal auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. Both the independent and internal auditors have unrestricted access to the Audit Committee.


/s/ Kenneth M. Evans                        /s/ Mervyn J. McCulloch
Kenneth M. Evans                            Mervyn J. McCulloch
President and Chief Executive Officer       Executive Vice President and Chief
                                            Financial Officer

                            GRAPHICS APPENDIX LIST

PAGE WHERE              DESCRIPTION OF GRAPHIC OR CROSS-REFERENCE
GRAPHIC
APPEARS
================================================================================
Armor All Form 10-K     Four graphs appear illustrating the results shown in the
Exhibit (13)-p. 1       table above for each of: Revenues; Earnings Per Share;
                        Net Income; and Return on Equity, for the 3 fiscal years
                        1992, 1993 and 1994.