Form 10-K405, Exhibit 13
period 1995-03-31
ARMOR ALL PRODUCTS CORP
filed 1995-06-28
CIK 797975

Armor All Products Corporation

Selected Financial Data

- ------------------------------------------------------------------------------------------------------------------------------------

Years Ended March 31
(in thousands except per share amounts)                1995          1994          1993          1992          1991          1990
- ------------------------------------------------------------------------------------------------------------------------------------

Income Statement Data
Revenues                                             $216,789      $182,257      $168,400      $145,910      $133,804      $165,447
                                                     -------------------------------------------------------------------------------

Increase (decrease) from prior year                      18.9%          8.2%         15.4%          9.0%       (19.1%)          1.6%

Costs and expenses
   Cost of sales                                       93,103        74,360        68,841        59,709        57,980        68,118
   Selling, general and administrative                 80,960        66,950        63,670        60,465        58,133        60,654
   Amortization of intangibles                          2,457         2,684         3,768         4,314         4,315         4,357
                                                     -------------------------------------------------------------------------------

      Total costs and expenses                        176,520       143,994       136,279       124,488       120,428       133,129
                                                     -------------------------------------------------------------------------------

      Increase (decrease) from prior year                22.6%          5.7%          9.5%          3.4%        (9.5%)         13.5%

Operating income                                       40,269        38,263        32,121        21,422        13,376        32,318
Interest income (expense) -- net                        1,803         1,377         1,245         1,080          (704)         (677)

                                                     -------------------------------------------------------------------------------

Income before income taxes                             42,072        39,640        33,366        22,502        12,672        31,641
Income taxes                                           17,544        17,067        14,214         9,638         5,829        12,820
                                                     -------------------------------------------------------------------------------

Net income                                           $ 24,528      $ 22,573      $ 19,152      $ 12,864      $  6,843      $ 18,821
                                                     ===============================================================================

   Increase (decrease) from prior year                    8.7%         17.9%         48.9%         88.0%       (63.6%)       (30.6%)

Earnings per common share                            $   1.16      $   1.07      $    .91      $    .61      $    .33      $    .90
                                                     ===============================================================================

   Increase (decrease) from prior year                    8.4%         17.6%         49.2%         84.8%       (63.3%)       (30.8%)

Return on average stockholders' equity/1/                20.6%         21.0%         19.3%         13.9%          7.1%         19.6%

                                                     ===============================================================================

Cash dividends per common share                      $    .64      $    .64      $    .48      $    .48      $    .64      $    .64
                                                     ===============================================================================


/1/Net income divided by monthly average equity.

- ------------------------------------------------------------------------------------------------------------------------------------

March 31 (in thousands)                                1995          1994          1993          1992          1991          1990
- ------------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Working capital                                      $ 78,182      $ 64,349      $ 60,373      $ 46,149      $ 38,825      $ 40,615
Current assets                                        121,566        99,225        93,429        68,485        65,788        90,267
Total assets                                          172,850       151,826       140,560       119,823       121,731       150,069
Total debt                                                 --            --            --            --         6,549        28,688
Stockholders' equity                                  128,985       116,029       106,555        96,326        93,307        99,321
- ------------------------------------------------------------------------------------------------------------------------------------


Revenues                                       Earnings Per Share
(millions of dollars)                          (dollars)

[GRAPH APPEARS HERE]                           [GRAPH APPEARS HERE]


Net Income                                     Return on Equity
(millions of dollars)                          (percent)

[GRAPH APPEARS HERE]                           [GRAPH APPEARS HERE]


                                                              1995 ANNUAL REPORT

Armor All Products Corporation
Financial Review

Results of Operations

The Company's operating results improved for the fourth consecutive year in fiscal 1995, as revenues increased 19% and net income increased 9% from fiscal 1994. The revenue growth was primarily attributable to shipments of new products and continued international expansion. Earnings increased at a slower rate than revenues principally because of the costs associated with (1) the introduction of new automotive and home care products and (2) a market share building strategy for the Company's flagship protectant product. In addition, the Company incurred a $1.0 million pretax charge for the cost of replacing certain aerosol units of Armor All QuickSilver Wheel Cleaner with new cans containing an improved spray actuator.

Revenues

The following table sets forth a summary of revenues by major geographic region:

- --------------------------------------------------------------------------------
Years Ended March 31 (in millions)               1995         1994         1993
- --------------------------------------------------------------------------------
United States                                   $187.9       $156.5       $148.6
International                                     28.9         25.8         19.8
                                                --------------------------------
Total                                           $216.8       $182.3       $168.4
                                                ================================
Percentage change from prior year                  19%           8%
- --------------------------------------------------------------------------------

The $31.4 million increase (20%) in the Company's U.S. revenues in fiscal 1995 was primarily attributable to higher sales of Armor All QuickSilver Wheel Cleaner, which since its introduction in December 1993 has become the leader in its category. Another significant factor was higher sales of the Company's line of home care products, including the E-Z Deck Wash line acquired in January 1994 and new products introduced under the Armor All brand name during fiscal 1995:
Deck Protector, WaterProofing Sealer, Vinyl Siding Wash, a home care protectant and a home care multipurpose cleaner. Also contributing to the revenue growth were initial sales of Wax Pax Instant Car Wax, introduced in December 1994, and higher sales of Armor All Spot & Wash Concentrate, introduced in December 1993. Sales of the Company's line of protectant products, which includes Armor All Protectant, Armor All Protectant Low-Gloss Natural Finish, and Armor All Tire Foam Protectant, were approximately the same as in the prior year. Sales of the Company's line of waxes and washes were lower than in the prior year, generally consistent with the decline in national wax/wash category consumer purchases. Since there were no price increases during fiscal 1995 or 1994, all of the revenue growth represents higher volume of products shipped.

The $3.1 million increase (12%) in international revenues in fiscal 1995 reflects higher shipments in all of the Company's principal geographic markets, including Asia, Australia, Canada, Europe and Latin America.

The $7.9 million increase (5%) in the Company's U.S. revenues in fiscal 1994 was primarily due to increased sales of the Company's line of protectant products. Initial sales of Armor All QuickSilver Wheel Cleaner and Armor All Spot & Wash Concentrate were another significant factor. Initial sales of E-Z Deck Wash and the other E-Z D brand product lines acquired by the Company in January 1994 made a small contribution to the total U.S. revenue growth. Sales of the Company's line of waxes and washes decreased from the prior year, though at a lower rate than the decline in national wax/wash category consumer purchases.

Of the $6.0 million increase (30%) in international revenues in fiscal 1994, approximately half was attributable to higher sales in Canada. The growth in Canadian sales resulted from several factors, including initial sales of three new products introduced in December 1993, continued higher sales of Armor All Tire Foam Protectant, and increased purchases by the Company's largest Canadian customer. The remaining increase in international revenues reflects higher shipments to virtually all of the Company's other markets, particularly Mexico and those areas served by the Company's European Office.

Operating Expenses

The following table sets forth the percentage relationships of operating expenses and operating income to revenues for the fiscal years indicated:

- --------------------------------------------------------------------------------
Years Ended March 31                            1995          1994         1993
- --------------------------------------------------------------------------------
Revenues                                       100.0%        100.0%       100.0%
Cost of sales                                   42.9          40.8         40.9
Selling, general and administrative             37.3          36.7         37.8
Amortization of intangibles                      1.2           1.5          2.2
                                               ---------------------------------
Operating income                                18.6%         21.0%        19.1%
                                               =================================

Cost of sales as a percentage of revenues in fiscal 1995 increased from fiscal 1994 due to a combination of several factors. Sales in fiscal 1995 were comprised of a higher proportion of new automotive and home care products, which had lower margins due to start-up costs, and certain promotional items. In addition, the Company experienced higher costs of raw materials and components in connection with an improvement in the Armor All Protectant formula and general inflation in certain chemical and paper markets. The cost of the Company's QuickSilver Wheel Cleaner replacement program, in which retailers' inventories of certain aerosol units were replaced with new cans containing an improved spray actuator, resulted in a $1.0 million reduction in gross margin during the fourth quarter of fiscal 1995.

Cost of sales as a percentage of revenues in fiscal 1994 decreased slightly from fiscal 1993 due to the effects of a 5% selling price increase on Armor All Protectant in January 1993, partially offset by increases in the cost percentage due to changes in the product mix and higher shipments of certain promotional items.

Selling, general and administrative (SG&A) expenses as a percentage of revenues in fiscal 1995 increased from fiscal 1994 primarily due to increases in selling and marketing expenses in the United States automotive and home care operations. Automotive promotional expenses increased due to the initiation of a market share building strategy for Armor All Protectant and the launch of several new products. Home care expenses were higher mainly due to the costs involved in the launch of the aforementioned new products and promotion of the E-Z Deck Wash business. Partially offsetting these increases were the absorption of fixed administrative expenses over a higher sales volume and a reduction in the provision for bad debts due to a decrease in account write-offs.

SG&A expenses as a percentage of revenues in fiscal 1994 decreased from fiscal 1993 principally due to the absorption of media advertising and fixed administrative expenses over a higher sales volume and to a reduction in consumer coupon expenses. Partially offsetting these factors were promotional expenses associated with new products, increased research and development activity, and start-up costs relating to the Company's new home care products division.

Amortization expense principally relates to intangible assets associated with the acquisition of the Company by McKesson in 1979, the Company's acquisition of several wax and wash brands in September 1988, and the Company's acquisition of two home care brands in January 1994. Amortization expense decreased by $0.2 million in fiscal 1995 and $1.1 million in fiscal 1994 as certain of the assets acquired in September 1988 became fully amortized; these declines more than offset the amortization of the new home care assets.

Interest income increased by $0.4 million in fiscal 1995 and $0.1 million in fiscal 1994 over the respective prior years. The increase in fiscal 1995 was primarily due to higher interest rates earned during the year, while the increase in fiscal 1994 primarily reflects higher cash balances during the majority of the year.

The Company's effective income tax rates were 41.7%, 43.1% and 42.6% in fiscal 1995, 1994 and 1993, respectively. The lower tax rate in fiscal 1995 is primarily attributable to lower foreign taxes incurred on certain international operations. The higher tax rate in fiscal 1994 principally reflects the Omnibus Budget Reconciliation Act of 1993, which increased the federal corporate income tax rate from 34% to 35% retroactive to January 1993.

Financial Resources and Liquidity

The Company's working capital requirements fluctuate during the year, traditionally peaking in the spring due to extended payment terms offered in connection with winter promotional activities. Cash inflow is strongest during the summer months as these receivables are collected. Despite these seasonal factors, at March 31, 1995, the Company had $22.2 million of cash and cash equivalents and no short-term or long-term debt.

The Company has historically minimized investments in inventory as its contract packagers generally own the raw materials and finished goods in their possession and transfer title to the Company just prior to shipment to the Company's customers. Although this full service arrangement is still used for products which constitute the majority of the Company's sales volume, the Company's inventories

                                                              1995 ANNUAL REPORT
increased by $8.5 million during fiscal 1995 due to an increase in the number of products which the Company purchases from packagers upon the completion of production. This increase resulted primarily from (a) the addition of several new products which are manufactured by packagers other than those which serve as distribution centers and (b) a change in certain packaging and distribution sites to achieve production and operational efficiencies.

The Company's use of contract packagers permits it to avoid significant investments in machinery and other fixed assets.

During fiscal 1995, 1994 and 1993, cash flow from operations was $9.2 million, $15.6 million, and $24.7 million, respectively. The decrease in fiscal 1995 was mainly attributable to higher accounts receivable arising in connection with growth in the Company's sales volume as well as to the aforementioned increase in the Company's inventories. The decrease in fiscal 1994 was primarily related to an increase in accounts receivable, reflecting a change in the timing of shipments and the granting of normal extended seasonal dating terms to certain additional customers in that year. In addition, cash payments were higher in fiscal 1994 due to the timing of payments related to income taxes and certain accrued consumer coupon and employee compensation programs.

Cash flows during fiscal 1994 were also affected by the payment of $7.4 million to acquire the E-Z Deck Wash and E-Z D brands, an increase in the dividend rate and a reduction in short-term borrowings from McKesson.

The Company's sources of liquidity at March 31, 1995 included an $18.2 million balance under a cash management program administered by McKesson, $4.0 million of other cash balances, and a $3.0 million (Canadian) line of credit with a Canadian bank that is renewable annually. In addition, as long as the Company continues to participate in the cash management program, McKesson will make available the cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating plans. There are no advance notification requirements or other limitations on the Company's access to cash under the program. Participation in the program is provided as part of a Services Agreement with McKesson. Amounts deposited under the cash management program are deposited in a separate bank account in the Company's name. In the event that the Company ceases to participate in the cash management program, the Company believes that it would be able to obtain a line of credit from other sources at competitive terms.

The Company believes that its current sources of liquidity, combined with cash flow from operations, will be sufficient to meet its needs for the foreseeable future.

Armor All Products Corporation
Consolidated Balance Sheets

- ---------------------------------------------------------------------------------------------------------------------
March 31 (in thousands except share and per share amounts)                                 1995                 1994
- ---------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                                             $ 22,249             $ 26,251
  Accounts receivable (less allowance for doubtful accounts
    and cash discounts: 1995, $2,341 and 1994, $2,625)                                    84,865               67,963
  Inventories                                                                             12,695                4,182
  Deferred income taxes                                                                      956                  765
  Prepaid expenses                                                                           801                   64
                                                                                        -----------------------------
      Total Current Assets                                                               121,566               99,225
Property -- Net                                                                            9,373                8,699
Intangible Assets -- Net                                                                  41,911               43,902
                                                                                        -----------------------------
      Total Assets                                                                      $172,850             $151,826
                                                                                        =============================
Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                                                      $ 17,385             $ 10,923
  Payable to McKesson                                                                      2,595                1,526
  Accrued selling expenses                                                                 8,590                8,802
  Accrued compensation                                                                     2,513                2,669
  Income and other taxes payable                                                           5,429                4,282
  Dividends payable                                                                        3,404                3,386
  Other liabilities                                                                        3,468                3,288
                                                                                        -----------------------------
      Total Current Liabilities                                                           43,384               34,876
                                                                                        -----------------------------
Deferred Income Taxes                                                                        481                  921
                                                                                        -----------------------------
Stockholders' Equity
  Preferred stock, $0.01 par value; 10,000,000 shares authorized;
    no shares outstanding
  Common stock, $0.01 par value; 40,000,000 shares authorized;
    21,272,035 and 21,165,486 shares outstanding in 1995 and 1994                            213                  212
  Other capital                                                                           61,157               59,323
  Unearned compensation -- restricted stock                                                 (980)              (1,101)
  Retained earnings                                                                       69,338               58,388
  Cumulative translation adjustment                                                         (743)                (793)
                                                                                        -----------------------------
      Total Stockholders' Equity                                                         128,985              116,029
                                                                                        -----------------------------
      Total Liabilities and Stockholders' Equity                                        $172,850             $151,826
                                                                                        =============================

See accompanying notes to consolidated financial statements.

                                                              1995 ANNUAL REPORT

Armor All Products Corporation
Consolidated Statements of Income

- -------------------------------------------------------------------------------------------------------------------------
Years Ended March 31 (in thousands except per share amounts)                     1995             1994             1993
- -------------------------------------------------------------------------------------------------------------------------
Revenues                                                                       $216,789         $182,257         $168,400
                                                                               ------------------------------------------
Costs and expenses
   Cost of sales                                                                 93,103           74,360           68,841
   Selling, general and administrative                                           80,960           66,950           63,670
   Amortization of intangibles                                                    2,457            2,684            3,768
                                                                               ------------------------------------------
      Total costs and expenses                                                  176,520          143,994          136,279
                                                                               ------------------------------------------
Operating income                                                                 40,269           38,263           32,121
Interest income -- net                                                            1,803            1,377            1,245
                                                                               ------------------------------------------
Income before income taxes                                                       42,072           39,640           33,366
Income taxes                                                                     17,544           17,067           14,214
                                                                               ------------------------------------------
Net income                                                                     $ 24,528         $ 22,573         $ 19,152
                                                                               ==========================================
Earnings per common share                                                      $   1.16         $   1.07         $    .91
                                                                               ==========================================
Weighted average common shares outstanding                                       21,214           21,121           21,024
                                                                               ==========================================

See accompanying notes to consolidated financial statements.

Armor All Products Corporation
Consolidated Statements of Stockholders' Equity

- ---------------------------------------------------------------------------------------------------------------------------------
                                              Common Stock                     Unearned                                  Total
                                          ---------------------              Compensation-               Cumulative      Stock-
                                          Outstanding               Other     Restricted     Retained    Translation    holders'
(in thousands except per share amounts)     Shares       Amount    Capital      Stock        Earnings    Adjustment      Equity
- ---------------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1992                     20,972       $210     $56,311      $(322)       $40,273       $(146)       $ 96,326
Exercise of stock options                        78          1       1,079                                                 1,080
Issuance of restricted stock                     27                    472       (472)                                        --
Redemption of common stock                                              (6)                                                   (6)
Amortization of restricted
  stock cost                                                                      130                                        130
Issuance of shares to
  profit-sharing plan                             8                    112                                                   112
Net income                                                                                    19,152                      19,152
Dividends declared ($.48 per share)                                                          (10,092)                    (10,092)
Translation adjustment                                                                                      (147)           (147)
                                          ---------------------------------------------------------------------------------------
Balances, March 31, 1993                     21,085        211      57,968       (664)        49,333        (293)        106,555
Exercise of stock options                        44          1         647                                                   648
Issuance of restricted stock                     36                    704       (704)                                        --
Redemption of common stock                       (1)                   (27)                                                  (27)
Amortization of restricted
  stock cost                                                                      267                                        267
Issuance of shares to
  profit-sharing plan                             1                     31                                                    31
Net income                                                                                    22,573                      22,573
Dividends declared ($.64 per share)                                                          (13,518)                    (13,518)
Translation adjustment                                                                                      (500)           (500)
                                          ---------------------------------------------------------------------------------------
Balances, March 31, 1994                     21,165        212      59,323     (1,101)        58,388        (793)        116,029
Exercise of stock options                        95          1       1,486                                                 1,487
Issuance of restricted stock                     16                    337       (337)                                        --
Cancellation of restricted stock                (12)                  (135)        75                                        (60)
Redemption of common stock                       (1)                   (25)                                                  (25)
Amortization of restricted
  stock cost                                                                      383                                        383
Issuance of shares to
  profit-sharing plan                             9                    171                                                   171
Net income                                                                                    24,528                      24,528
Dividends declared ($.64 per share)                                                          (13,578)                    (13,578)
Translation adjustment                                                                                        50              50
                                          ---------------------------------------------------------------------------------------
Balances, March 31, 1995                     21,272       $213     $61,157      $(980)       $69,338       $(743)       $128,985
                                          =======================================================================================

See accompanying notes to consolidated financial statements.

                                                              1995 ANNUAL REPORT

Armor All Products Corporation
Consolidated Statements of Cash Flows

- ---------------------------------------------------------------------------------------------------------------------------------
Years Ended March 31 (in thousands)                                                1995               1994                1993
- ---------------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                        $24,528            $22,573             $19,152
Adjustments to reconcile net income to net
   cash provided by operating activities
   Depreciation and amortization                                                    4,068              4,085               5,068
   Deferred income taxes                                                             (631)              (551)                (34)
                                                                                  -----------------------------------------------
         Total                                                                     27,965             26,107              24,186
                                                                                  -----------------------------------------------
   Effect of changes in operating assets and liabilities,
      net of the effects of business acquisition:
      Accounts receivable                                                         (16,902)           (13,889)             (8,766)
      Inventories                                                                  (8,513)               595               1,959
      Prepaid expenses                                                               (737)               485                (165)
      Accounts payable                                                              6,462              1,474                (146)
      Accrued selling expenses                                                       (212)              (271)              2,432
      Accrued compensation                                                           (156)              (462)              1,568
      Taxes payable and other liabilities                                           1,327              1,537               3,649
                                                                                  -----------------------------------------------
         Total                                                                    (18,731)           (10,531)                531
                                                                                  -----------------------------------------------
         Net cash provided by operating activities                                  9,234             15,576              24,717
                                                                                  -----------------------------------------------
Investing Activities
Cash paid for acquisition of
   E-Z Deck Wash and E-Z D brands                                                      --             (7,438)                 --
Capital expenditures                                                               (1,962)            (1,377)               (679)
Other                                                                                (419)              (683)               (199)
                                                                                  -----------------------------------------------
         Net cash used in investing activities                                     (2,381)            (9,498)               (878)
                                                                                  -----------------------------------------------
Financing Activities
Payable to McKesson                                                                 1,069             (1,678)              3,204
Issuance of common stock                                                            1,638                652               1,186
Dividends paid                                                                    (13,562)           (12,659)            (10,079)
                                                                                  -----------------------------------------------
         Net cash used in financing activities                                    (10,855)           (13,685)            ( 5,689)
                                                                                  -----------------------------------------------
Net increase (decrease) in cash and cash equivalents                               (4,002)            (7,607)             18,150
Cash and cash equivalents at beginning of year                                     26,251             33,858              15,708
                                                                                  -----------------------------------------------
Cash and cash equivalents at end of year                                          $22,249            $26,251             $33,858
                                                                                  ===============================================

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

Business: Substantially all of the Company's operations are currently in one business segment, marketing branded appearance enhancement products targeted primarily for the do-it-yourself automotive and home care consumer markets. The Company's principal customers are large mass merchandisers, automotive supply stores, warehouse clubs, home centers, hardware stores and wholesalers.

Relationship with McKesson Corporation: McKesson Corporation ("McKesson") owned approximately 55% of the Company's outstanding shares of common stock as of March 31, 1995. McKesson has outstanding debentures which are exchangeable into shares of the Company's common stock owned by McKesson at a price of $25.94 per share at any time through February 2004, subject to McKesson's right to pay cash equal to the market price of the stock in lieu of making the exchange. If all of such debentures were actually exchanged, McKesson's ownership level would be reduced to approximately 22%.

Transactions with McKesson: Certain expenses, principally payroll and employee benefits, are paid on behalf of and charged to the Company by McKesson. The Company uses certain resources and administrative staff of McKesson, including financial, treasury, legal, corporate secretary, tax, audit and accounting advice, and employee benefit, personnel and payroll services. The Company is charged a fee for these and other services including insurance premiums at an amount based on actual time or costs incurred. These charges, which are included in selling, general and administrative expenses, were $620,000, $669,000, and $687,000 in fiscal 1995, 1994 and 1993, respectively. The Company believes that these expenses would not have been materially different if the Company operated on a stand-alone basis. The Company also participates in a cash management program administered by McKesson, as described in Note 2, and files certain combined tax returns with McKesson, as described in Note 7.

Sales to divisions of McKesson were $803,000, $747,000, and $1,111,000 in fiscal 1995, 1994 and 1993, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments of those affiliates for which the local currency is the functional currency are reported as a component of stockholders' equity. Translation adjustments of affiliates for which the U.S. dollar is the functional currency are included in net income. All gains and losses on foreign currency transactions are also included in net income. Foreign currency exchange fluctuations did not have a material effect on the consolidated financial statements in fiscal 1995, 1994 or 1993.

Revenue is recognized when products are shipped to customers.

Media advertising production costs are charged to expense in the period in which the advertising first takes place.

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

Intangible assets include (1) goodwill from the excess of McKesson's cost of the Company over the fair value of net assets acquired, which is being amortized over 40 years, (2) patents, trademarks, goodwill and other intangibles arising from the purchase of the Rain Dance, Rally and No. 7 brand product lines in September 1988, which are being amortized over various periods ranging from 4 to 25 years, (3) patents and trademarks arising from the purchase of the E-Z Deck Wash and E-Z D brand product lines in January 1994 (see Note 11), which are being amortized over 15 years, and (4) other patents and trademarks that are being amortized over various periods ranging from 5 to 20 years. Amortization of intangible assets is recorded on a straight-line basis.

Accrued selling expenses include media advertising related to new product introductions, cooperative advertising, volume rebates and other trade incentive programs, coupon redemption liabilities and sales commissions.

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during the year. The dilutive effect of stock options, which are considered to be common stock equivalents, is immaterial.

                                                              1995 ANNUAL REPORT

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 1995 presentation.

2. Cash Management

Pursuant to an agreement with McKesson, the Company's U.S. operations participate daily in a cash management program administered by McKesson. Under this arrangement, the Company invests any excess cash in the cash management program and has access to such invested cash to fund disbursements. If the Company needs additional cash above the amount invested, such cash requirements are met through borrowings from McKesson. All amounts invested in the cash management program with McKesson are deposited in a separate bank account in the Company's name, which is used by the Company for cash management program transactions. The Company receives interest under the program through McKesson on funds deposited in the separate bank account, or pays interest to McKesson on funds borrowed, at a rate equal to the monthly Federal Reserve Composite Rate for 7-day commercial paper less 0.1% for funds deposited under the program and plus 0.5% for funds borrowed from McKesson. The agreement provides that McKesson will make available that amount of cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating budget, and that the Company will pay McKesson an annual credit facility fee of $25,000.

Included in cash and cash equivalents in the accompanying consolidated balance sheets are the following amounts invested in the cash management program and the interest rates earned thereon: $18,182,000 at 6.0% on March 31, 1995 and $22,076,000 at 3.4% on March 31, 1994.

The Payable to McKesson of $2,595,000 and $1,526,000 at March 31, 1995 and 1994, respectively, consists of payroll, freight and other expenses paid by McKesson on behalf of the Company. Such amounts were reimbursed to McKesson in the first quarter of the respective subsequent fiscal years.

The Company also has a $3,000,000 (Canadian) line of credit with a Canadian bank that is renewable annually and expires on March 31, 1996. Borrowings under this line of credit bear interest at the Canadian prime rate (9.8% at March 31, 1995). There were no outstanding borrowings under the line of credit at March 31, 1995 or 1994.

3. Interest Income -- Net

Interest income -- net, which approximates interest received, is comprised of the following:

- --------------------------------------------------------------------------------
Years Ended March 31 (in thousands)              1995         1994        1993
- --------------------------------------------------------------------------------
Net interest income -- McKesson
   (Note 2)                                    $1,656       $1,219       $1,113
Interest income -- other                          147          158          140
Interest expense -- other                          --           --           (8)
                                               ---------------------------------
      Total                                    $1,803       $1,377       $1,245
                                               =================================

4. Inventories

Inventories are summarized as follows:

- --------------------------------------------------------------------------------
March 31 (in thousands)                                       1995         1994
- --------------------------------------------------------------------------------
Finished goods                                               $10,338      $3,514
Raw materials                                                  2,357         668
                                                             -------------------
      Total                                                  $12,695      $4,182
                                                             ===================

5. Property

Property is summarized as follows:

- --------------------------------------------------------------------------------
March 31 (in thousands)                                     1995           1994
- --------------------------------------------------------------------------------
Land                                                     $ 2,439        $ 2,439
Building                                                   3,810          3,810
Furniture and fixtures                                     1,786          1,684
Machinery and equipment                                    6,700          4,935
Leasehold improvements                                        78             78
                                                         -----------------------
      Total                                               14,813         12,946
Accumulated depreciation                                  (5,440)        (4,247)
                                                         -----------------------
Property -- net                                          $ 9,373        $ 8,699
                                                         =======================

6. Intangible Assets

Intangible assets consist of the following:

- --------------------------------------------------------------------------------
March 31 (in thousands)                                   1995            1994
- --------------------------------------------------------------------------------
Goodwill                                                $43,865         $43,865
Patents and trademarks                                   20,980          20,513
Other intangibles                                        11,090          11,090
                                                        ------------------------
      Total                                              75,935          75,468
Accumulated amortization                                (34,024)        (31,566)
                                                        ------------------------
Intangible assets -- net                                $41,911         $43,902
                                                        ========================

7. Income Taxes

Through May 12, 1993, the Company was included in the consolidated federal income tax returns of McKesson. On that date, as a result of a public stock offering, McKesson's ownership of the Company fell below the 80% level required for the Company to qualify for inclusion in such consolidated tax returns. Accordingly, the Company filed a separate federal income tax return for the remaining portion of fiscal 1994 and will file a separate federal income tax return for fiscal 1995.

For the majority of its state income taxes, the Company continues to be included in McKesson's combined tax returns. Such inclusion occurs in the tax returns for those states where the required ownership percentage is only 50%. The Company files separate income tax returns in other states and in foreign countries.

The Company's aggregate income tax payments, including payments made to McKesson and payments made directly to the applicable government taxing authorities, amounted to $16,768,000, $16,970,000 and $13,822,000 in fiscal 1995, 1994 and
1993, respectively. Accrued income taxes owed to McKesson for the unpaid portion of the Company's share of taxes reported on the consolidated and combined tax returns amounted to $1,656,000 and $752,000 at March 31, 1995 and 1994, respectively. These liabilities are included in income and other taxes payable on the accompanying consolidated balance sheets.

The Company's provisions for income taxes, which have been computed as if the Company filed its tax returns as a separate entity in all periods, consist of the following components:

- --------------------------------------------------------------------------------
Years Ended March 31 (in thousands)             1995         1994         1993
- --------------------------------------------------------------------------------
Current
   Federal                                    $14,115      $13,084      $10,772
   State                                        3,176        2,988        2,475
   Foreign                                        884        1,546        1,001
                                              ----------------------------------
   Total current                               18,175       17,618       14,248
                                              ----------------------------------
Deferred
   Federal                                       (526)        (457)         (28)
   State                                         (105)         (94)          (6)
                                              ----------------------------------
   Total deferred                                (631)        (551)         (34)
                                              ----------------------------------
   Total provision                            $17,544      $17,067      $14,214
                                              ==================================

The reconciliations between the Company's effective tax rate and the statutory federal income tax rate follow:

- --------------------------------------------------------------------------------
Years Ended March 31                             1995         1994         1993
- --------------------------------------------------------------------------------
Statutory federal income tax rate                35.0%        35.0%        34.0%
State income taxes, net of
   federal benefit                                4.8          4.8          5.0
Foreign operations                                0.8          1.8          2.2
Retroactive effect of tax legislation              --          0.3           --
Amortization of certain
   intangible assets                              1.1          1.2          1.4
                                                 -------------------------------
      Total                                      41.7%        43.1%        42.6%
                                                 ===============================

Deferred income taxes in the accompanying consolidated balance sheets are comprised of the following:

- --------------------------------------------------------------------------------
March 31 (in thousands)                                     1995          1994
- --------------------------------------------------------------------------------
Deferred tax assets                                        $2,431        $1,780
Deferred tax liabilities                                   (1,956)       (1,936)
                                                           ---------------------
   Net deferred tax asset (liability)                      $  475        $ (156)
                                                           =====================
Net current                                                $  956        $  765
Net non-current                                              (481)         (921)
                                                           ---------------------
   Net deferred tax asset (liability)                      $  475        $ (156)
                                                           =====================

Deferred tax assets consist primarily of temporary differences related to allowances for doubtful receivables, inventory reserves, employee benefits and accrued selling expenses. Deferred tax liabilities consist primarily of temporary differences related to accumulated depreciation and amortization.

The Company has not provided for U.S. federal income and foreign withholding taxes on $4,865,000 of its Canadian subsidiary's undistributed earnings as of March 31, 1995 because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits would become available under current U.S. law to reduce the effect on the Company's overall tax liability.

8. Employee Benefit Plans

The Company's employees are eligible to participate in McKesson's health care, retirement and certain other employee benefit plans. In addition, substantially all employees are eligible to participate in the Company's

                                                              1995 ANNUAL REPORT
profit-sharing investment plan. The Company's contributions to the profit-sharing plan consisted of the following: 8,869 shares of its common stock in fiscal 1995, a cash payment and 1,637 shares of its common stock in fiscal 1994, and 8,482 shares of its common stock in fiscal 1993. Compensation expense related to the McKesson and profit-sharing plans amounted to $995,000, $879,000 and $766,000 in fiscal 1995, 1994 and 1993, respectively.

The 1986 Stock Option Plan provides for the granting of non-qualified options to eligible key employees and non-employee directors of the Company to purchase up to an aggregate of 1,300,000 shares of common stock. The exercise price of the stock covered by each option may not be less than 85% of the fair market value of such stock on the date the option is granted. Option information is as follows:

- --------------------------------------------------------------------------------
Years Ended March 31                       1995           1994           1993
- --------------------------------------------------------------------------------
Option shares:
Outstanding at beginning
   of year                                822,312        802,950        667,600
Granted                                   183,800        100,950        250,150
Exercised                                 (94,563)       (44,238)       (78,025)
Cancelled                                 (32,737)       (37,350)       (36,775)
                                          -------------------------------------
Outstanding at year-end                   878,812        822,312        802,950
                                          =====================================
Exercisable at year-end                   478,144        422,157        270,900
                                          =====================================
Available for future grants
   at year-end                            190,587        341,650        405,250
                                          =====================================
For outstanding options
   at year-end:
Range of exercise prices                  $10.19-        $10.19-        $10.19-
                                           $22.63         $22.63         $22.63
Aggregate exercise price              $14,579,000    $12,413,000    $11,542,000
Aggregate market value                $18,894,000    $15,830,000    $15,256,000
- --------------------------------------------------------------------------------

The 1988 Restricted Stock Plan provides for the granting of up to an aggregate of 220,000 shares of the Company's common stock to key employees. As of March 31, 1995, there were 87,450 shares which remained available for future grants. During fiscal 1995, 1994 and 1993, respectively, 15,700, 36,200, and 27,000 common shares were granted. In connection with the granting of these shares, unearned compensation -- restricted stock was recorded in the amount of $337,000, $704,000 and $472,000 in fiscal 1995, 1994 and 1993, respectively.
These amounts represent the fair market value of the shares on the respective dates of grant.

Recipients of restricted shares have all of the rights of common stockholders except that the shares are held in custody by the Company and cannot be disposed of until the restrictions have lapsed, which is generally four years after the grant date. In addition, the majority of the grants made in fiscal 1995, 1994 and 1993 provide that the restrictions will lapse only if specified performance goals are met during the four-year period. The fair market value of the shares on the grant date is amortized to compensation expense over the vesting period. If a plan participant's employment terminates during the vesting period, except under certain specified conditions, the shares are cancelled and any amounts previously amortized are credited to expense.

9. Geographic Segments

The Company's foreign operations consist of offices and certain other facilities in Canada and Europe. The Company exports products from the United States to other geographic areas, principally Australia, Japan and Mexico. Information for the Company's geographic operations is as follows:

- --------------------------------------------------------------------------------
Years Ended March 31 (in thousands)            1995          1994         1993
- --------------------------------------------------------------------------------
Revenues
   United States                             $187,868      $156,429     $148,576
   Export                                       9,911         8,523        6,735
   Foreign                                     19,010        17,305       13,089
                                             -----------------------------------
      Total                                  $216,789      $182,257     $168,400
                                             ===================================
Operating Income
   United States and export                  $ 36,906      $ 35,053     $ 30,615
   Foreign                                      3,363         3,210        1,506
                                             -----------------------------------
      Total                                  $ 40,269      $ 38,263     $ 32,121
                                             ===================================
Identifiable Assets at Year-End
   United States and export                  $160,130      $141,108     $131,265
   Foreign                                     12,720        10,718        9,295
                                             -----------------------------------
      Total                                  $172,850      $151,826     $140,560
                                             ===================================

Sales to the Company's two largest customers accounted for the following percentages of consolidated revenues: 20% and 10% in fiscal 1995, 17% and 8% in fiscal 1994, and 15% and 11% in fiscal 1993.

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

The Company leases equipment and certain warehouse, laboratory and office facilities under operating leases that expire on various dates through March 1997. Rent expense included in operations, which primarily consists of rental payments based on the number of cases stored at independent warehouses, was $1,879,000, $983,000, and $990,000 in fiscal 1995, 1994, and 1993, respectively.
As of March 31, 1995, minimum lease payments under operating leases with remaining noncancellable lease terms in excess of one year were as follows:
$282,000 in fiscal 1996 and $156,000 in fiscal 1997.

11. Acquisition of E-Z Deck Wash and E-Z D Brands

On January 28, 1994, the Company purchased the E-Z Deck Wash and E-Z D brands of home care products for approximately $7,500,000. This acquisition was accounted for using the purchase method. Substantially all of the cost was allocated to patents and trademarks, with a minor amount assigned to inventory and various other assets and liabilities. Had this business been acquired at the beginning of fiscal 1993, the pro-forma inclusion of its operating results would not have had a significant effect on the reported consolidated revenues and net income in either fiscal 1993 or 1994.

12. Quarterly Financial Information (unaudited)

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                   First         Second         Third         Fourth
Years Ended March 31 (in thousands except per share amounts)      Quarter        Quarter       Quarter      Quarter(a)       Year
- -----------------------------------------------------------------------------------------------------------------------------------
1995
Revenues                                                          $56,568        $41,135       $39,244       $79,842       $216,789
Gross profit                                                       32,567         23,809        22,144        45,166        123,686
Net income                                                          6,359          4,459         4,000         9,710         24,528
Earnings per common share                                         $   .30        $   .21       $   .19       $   .46       $   1.16
Cash dividends per common share                                   $   .16        $   .16       $   .16       $   .16       $    .64
Market prices per common share
 High                                                             $    22        $23 1/4       $    24       $23 3/8       $     24
 Low                                                               18 1/4         20 1/2            18        18 3/4             18
===================================================================================================================================
1994
Revenues                                                          $47,722        $36,232       $33,407       $64,896       $182,257
Gross profit                                                       28,469         21,260        19,537        38,631        107,897
Net income                                                          5,456          4,030         3,622         9,465         22,573
Earnings per common share                                         $   .26        $   .19       $   .17       $   .45       $   1.07
Cash dividends per common share                                   $   .16        $   .16       $   .16       $   .16       $    .64
Market prices per common share
 High                                                             $18 3/4        $19 1/4       $20 1/2       $21 3/4       $ 21 3/4
 Low                                                                   15         16 1/2        16 1/2        18 3/4             15
- -----------------------------------------------------------------------------------------------------------------------------------

Due to the seasonal nature of the Company's business, revenues, gross profit and net income are not generated evenly by quarter during the year. Sales activity generally peaks in the fourth quarter of the fiscal year.

(a) In the fourth quarter of fiscal 1995, gross profit and earnings per share were reduced by approximately $1,000,000 and $.03, respectively, by a provision for the cost of the Company's program to replace retailers' inventories of certain aerosol units of QuickSilver Wheel Cleaner with new cans containing an improved actuator. Earnings per share for that quarter were increased by $.01 due to the retroactive effect of revising the annual effective tax rate from 42.7% to 41.7%.

                                                              1995 ANNUAL REPORT

Independent Auditors' Report

To the Board of Directors and Stockholders of Armor All Products Corporation:

We have audited the accompanying consolidated balance sheets of Armor All Products Corporation and subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Armor All Products Corporation and subsidiaries as of March 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP                                  [LOGO APPEARS HERE]

DELOITTE & TOUCHE LLP
Costa Mesa, California
April 20, 1995


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

/s/ Kenneth M. Evans                                       /s/ Mark D. Krikorian

Kenneth M. Evans                                               Mark D. Krikorian
President and Chief Executive Officer              Vice President and Controller

24