Form 10-K, Exhibit 13
period 1996-03-31
ARMOR ALL PRODUCTS CORP
filed 1996-06-19
CIK 797975

                                                                      EXHIBIT 13

                            Selected Financial Data

                        Armor All Products Corporation

Years Ended March 31
(in thousands except per share amounts)       1996       1995       1994       1993       1992       1991
- -----------------------------------------------------------------------------------------------------------
Income Statement Data
Revenues                                    $186,326   $216,789   $182,257   $168,400   $145,910   $133,804
                                            ---------------------------------------------------------------
Increase (decrease) from prior year          (14.1)%      18.9%      8.2%      15.4%       9.0%    (19.1)%
Costs and expenses
     Cost of sales                            89,261     93,103     74,360     68,841     59,709     57,980
     Selling, general and administrative      83,579     80,960     66,950     63,670     60,465     58,133
     Amortization of intangibles               2,455      2,457      2,684      3,768      4,314      4,315
                                            ---------------------------------------------------------------
     Total costs and expenses                175,295    176,520    143,994    136,279    124,488    120,428
                                            ---------------------------------------------------------------
     Increase (decrease) from prior year      (0.7)%      22.6%       5.7%       9.5%       3.4%     (9.5)%
Operating income                              11,031     40,269     38,263     32,121     21,422     13,376
Interest income (expense) - net                1,601      1,803      1,377      1,245      1,080       (704)
                                            ---------------------------------------------------------------
Income before income taxes                    12,632     42,072     39,640     33,366     22,502     12,672
Income taxes                                   5,470     17,544     17,067     14,214      9,638      5,829
                                            ---------------------------------------------------------------
Net income                                  $  7,162   $ 24,528   $ 22,573   $ 19,152   $ 12,864   $  6,843
                                            ===============================================================
    Increase (decrease) from prior year      (70.8)%       8.7%      17.9%      48.9%      88.0%    (63.6)%
Earnings per common share                   $    .34   $   1.16   $   1.07   $    .91   $    .61   $    .33
                                            ===============================================================
     Increase (decrease) from prior year     (70.7)%       8.4%      17.6%      49.2%      84.8%    (63.3)%
Return on average stockholders' equity1         5.6%      20.6%      21.0%      19.3%      13.9%       7.1%
                                            ===============================================================
Cash dividends per common share             $    .64   $    .64   $    .64   $    .48   $    .48   $    .64
                                            ===============================================================


March 31 (in thousands)                         1996       1995       1994       1993       1992       1991
===========================================================================================================
Balance Sheet Data
Working capital                             $ 74,442   $ 78,182   $ 64,349   $ 60,373   $ 46,149   $ 38,825
Current assets                               109,778    121,566     99,225     93,429     68,485     65,788
Total assets                                 158,883    172,850    151,826    140,560    119,823    121,731
Total debt                                         0          0          0          0          0      6,549
Stockholders' equity                         122,975    128,985    116,029    106,555     96,326     93,307

1  Net income divided by monthly average equity.

                               Financial Review

                        Armor All Products Corporation

Results of Operations

The Company's operating results declined significantly in fiscal 1996, as revenues decreased $30.5 million, or 14%, and earnings per share decreased $.82, or 71%, from fiscal 1995. The lower revenues were attributable to a decrease in sales of automotive products in North America, partially offset by growth in home care and international shipments. Profit margins were lower primarily due to the absorption of fixed costs over a lower revenue base and to increases in certain selling, marketing and manufacturing costs. Approximately $.21 of the earnings per share reduction was due to $8.0 million of fiscal 1996 pretax charges related to additional costs of correcting a spray actuator problem with certain aerosol units of Armor All(R) QuickSilver Wheel Cleaner, provisions for discontinued and excess inventory, and reserves for certain other items.

     In fiscal 1995, the Company's operating results improved for the fourth consecutive year, as revenues increased $34.5 million, or 19%, and earnings per share increased $.09, or 8%, from fiscal 1994. The revenue growth was primarily attributable to shipments of new products and to continued international expansion. Earnings grew at a slower rate than revenues principally because of the additional costs associated with (a) the introduction of new automotive and home care products and (b) a market share building strategy for the Company's flagship protectant product. In addition, fiscal 1995 earnings were reduced by $.03 per share due to a $1.0 million pretax charge in connection with the aforementioned wheel cleaner aerosol packaging problem.

Revenues
The following table sets forth a summary of revenues by major geographic region:

Years Ended March 31 (in millions)     1996     1995     1994
- -------------------------------------------------------------
United States and Canada              $168.4   $199.7   $168.1
International                           17.9     17.1     14.2
                                      ------------------------
Total                                 $186.3   $216.8   $182.3
                                      ========================
Percentage change from prior year       -14%     +19%      +8%

The $31.3 million decrease (16%) in the Company's U.S./Canadian revenues in fiscal 1996 was primarily due to weakness in consumer purchases in the automotive appearance industry across almost all product categories. In addition, retailers generally reduced their inventories during the year and remained cautious with reorders during the new selling season. Also, the Company's fiscal 1996 third and fourth quarter seasonal promotion program was less aggressive than in the respective fiscal 1995 quarters, when the Company instituted a market share building strategy for Armor All(R) Protectant; the result of this strategy was that the market share of Armor All Protectant increased. Partially offsetting the aforementioned factors were initial sales of two new automotive products launched in December 1995: Armor All(R) Armor Plate(R) Paint Protectant and Armor All(R) FlashBlack Tire Shine. In addition, an approximate 5% selling price increase on certain automotive products in November 1995 increased fiscal 1996 revenues by approximately $2.0 million. Shipments of the Company's line of home care products increased significantly in fiscal 1996, primarily due to (a) increased sales of three new products introduced in February 1995: Armor All(R) Vinyl Siding Wash, Armor All(R) Deck Protector and Armor All(R) WaterProofing Sealer and (b) initial sales of two new products introduced in January 1996: Armor All(R) Painted Wood Wash and the Armor All(R) Pressure Washer formulas.

     The $31.6 million increase (19%) in the Company's U.S./Canadian revenues in fiscal 1995 was primarily attributable to higher sales of Armor All QuickSilver Wheel Cleaner, which since its introduction in December 1993 has become the leader in its category. Another significant factor was higher sales of the Company's line of home care products, including the E-Z Deck Wash(R) line acquired in January 1994 and the aforementioned three new products introduced in February 1995. Also contributing to the revenue growth were initial sales of WaxPax(R) Instant Car Wax, introduced in December 1994, and higher sales of Armor All(R) Spot & Wash Concentrate, introduced in December 1993. Sales of the Company's line of protectant products, which includes Armor All Protectant, Armor All(R) Protectant Low-Gloss Natural Finish, and Armor All(R) Tire Foam(R) Protectant, were approximately the same as in the prior year. Sales of the Company's line of waxes and washes were lower than in the prior year, generally consistent with the decline in national wax/wash category consumer purchases. Since there were no price increases during fiscal 1995 or 1994, all of the revenue growth represented higher volume of product shipments.

     The $0.8 million increase (5%) in international revenues in fiscal 1996 principally reflects strong growth in Europe and Asia, partially offset by lower shipments to Mexico due to the adverse economic effects of the peso devaluation. International growth has been attributable to the introduction of additional products into the Company's existing markets as well as to the expansion of the Company's business into new geographic markets.

     The $2.9 million increase (20%) in international revenues in fiscal 1995 reflects higher shipments in all of the Company's principal geographic markets, including Asia, Australia, Europe and Latin America.

Operating Expenses

The following table sets forth the percentage relationships of operating expenses and operating income to revenues for the fiscal years indicated. The percentages have been adjusted to exclude the effects of the pretax charges of $8.0 million and $1.0 million in fiscal 1996 and 1995, respectively. The fiscal 1996 charges affected revenues, cost of sales and selling, general and administrative (SG+A) expenses, while the fiscal 1995 charge affected revenues and cost of sales.

Years Ended March 31                    1996    1995    1994
- ------------------------------------------------------------
Revenues                               100.0%  100.0%  100.0%
Cost of sales                           45.5    42.6    40.8
Selling, general and administrative     43.1    37.3    36.7
Amortization of intangibles              1.3     1.2     1.5
                                       ----------------------
Operating income                        10.1%   18.9%   21.0%
                                       ======================

Cost of sales as a percentage of revenues in fiscal 1996 increased from fiscal 1995 for several principal reasons. Higher costs were incurred for an improved Armor All(R) Protectant formula and for certain key raw materials and components. Fixed costs were absorbed over lower automotive volume and the Company incurred increased carrying costs associated with higher inventory levels. In addition, the higher mix of home care and international products had an adverse impact due to the lower margins associated with these developing businesses. Partially offsetting these factors was the approximate 5% selling price increase on certain automotive products effective in November 1995.

     Cost of sales as a percentage of revenues in fiscal 1995 increased from fiscal 1994 due to a combination of factors. Sales in fiscal 1995 were comprised of a higher proportion of new automotive and home care products, which initially have lower margins due to start-up costs, and certain promotional items. In addition, the Company experienced higher costs of raw materials and components in connection with a mid-year improvement in the Armor All Protectant formula and inflation in certain chemical and paper markets.

     SG&A expenses, excluding the aforementioned charges, were approximately the same total dollar amount in fiscal 1996 as in fiscal 1995, but were higher as a percentage of revenues. Reductions in variable selling expenses resulting from lower automotive volume were offset by increases in costs associated with automotive trade programs and new product introductions, expanded distribution and new product launches in the home care and international businesses, increased research and development, and higher legal and bad debt provisions. Although the Company took measures to reduce certain administrative costs and discretionary marketing and selling programs during fiscal 1996, the fixed portions of such expenses were absorbed over the lower revenue base for the year.

     SG&A expenses as a percentage of revenues in fiscal 1995 increased from fiscal 1994 primarily due to increases in selling and marketing expenses in the United States automotive and home care operations. Automotive promotional expenses increased due to the initiation of a market share building strategy for Armor All Protectant and the launch of several new products. Home Care expenses were higher mainly due to the costs involved in the launch of new products and the promotion of the E-Z Deck Wash(R) business. Partially offsetting these increases were the absorption of fixed administrative expenses over a higher sales volume and a reduction in the provision for bad debts due to a decrease in account write-offs.

     Amortization expense principally relates to intangible assets associated with the acquisition of the Company by McKesson in 1979, the Company's acquisition of several wax and wash brands in September 1988, and the Company's
acquisition of two home care brands in January 1994.    Amortization expense
remained relatively unchanged in fiscal 1996 and decreased by $0.2 million in fiscal 1995.

     Interest income decreased by $0.2 million in fiscal 1996 and increased by $0.4 million in fiscal 1995 in comparison with the respective prior years. The decrease in fiscal 1996 was primarily due to lower cash balances, while the increase in fiscal 1995 primarily reflects higher interest rates.

     The Company's effective income tax rates were 43.3%, 41.7% and 43.1% in fiscal 1996, 1995 and 1994 respectively. The higher tax rate in fiscal 1996 arose primarily because the effect of fixed non-deductible intangible asset amortization was absorbed over lower pretax income. The decrease in the tax rate in fiscal 1995 was mainly due to lower foreign taxes incurred in certain international operations. In addition, the fiscal 1994 tax rate reflected the adverse effect of the Omnibus Budget Reconciliation Act of 1993, which increased the federal corporate income tax rate from 34% to 35% retroactive to January 1993.

Financial Resources and Liquidity

The Company's working capital requirements fluctuate during the year, traditionally peaking in the spring due to extended payment terms offered in connection with winter promotional activities. Cash inflow is strongest during the summer months as these receivables are collected. Despite these seasonal factors, at March 31, 1996, the Company had a $20.9 million balance of cash and cash equivalents and no short-term or long-term debt.

     The Company has historically not had substantial investments in inventory as its contract packagers generally own the raw materials and finished goods in their possession and transfer title to the Company just prior to shipment to the Company's customers. Although this full service arrangement is still used for products which constitute the majority of the Company's sales volume, the Company incurred an $8.5 million increase in its inventories during fiscal 1995 due to a greater number of products which the Company purchases from packagers upon the completion of production. This increase resulted primarily from (a) the addition of several new products which are manufactured by packagers other than those which serve as distribution centers and (b) a change in certain packaging and distribution sites to achieve production and operational efficiencies. During fiscal 1996, a small decrease in the Company's United States automotive inventories was offset by small increases in home care and Canadian inventories.

     The Company's use of contract packagers permits it to avoid significant investments in machinery and other fixed assets.

     During fiscal 1996, 1995 and 1994, cash flow from operations was $13.7 million, $9.2 million, and $15.6 million, respectively. The higher cash inflow in fiscal 1996 versus fiscal 1995 was mainly due to higher collections of accounts receivable due to a higher receivables balance at the beginning of fiscal 1996 than at the beginning of fiscal 1995. Partially offsetting this factor were the Company's lower earnings in fiscal 1996 and reductions of certain current liabilities in connection with the lower volume. The decrease in net cash inflow in fiscal 1995 from fiscal 1994 was mainly attributable to the higher receivables balance which arose in connection with growth in the Company's sales volume, as well as to the aforementioned increase in the Company's inventories.

     Cash flows in fiscal 1994 were affected by the payment of $7.4 million to acquire the E-Z Deck Wash(R) and E-Z D(R) brands, an increase in the dividend rate and a reduction in short-term borrowings from McKesson.

     The Company's sources of liquidity at March 31, 1996 included a $17.4 million balance under a cash management program administered by McKesson, $3.5 million of other cash balances, and a $3.0 million (Canadian) line of credit with a Canadian bank that is renewable annually. In addition, as long as the Company continues to participate in the cash management program, McKesson will make available the cash necessary to provide the Company with sufficient funds to meet its needs as defined in its annual capital and operating plans. There are no advance notification requirements or other limitations on the Company's access to cash under the program. Participation in the program is provided as part of a Services Agreement with McKesson. Amounts deposited under the cash management program are deposited in a separate bank account in the Company's name. In the event that the Company ceases to participate in the cash management program, the Company believes that it would be able to obtain a line of credit from other sources at competitive terms.

     The Company believes that its current sources of liquidity, combined with cash flow from operations, will be sufficient to meet its needs for the foreseeable future.

     In April 1996, the Company announced its intention to repurchase up to one million shares of its common stock. Such repurchases will be made from time to time in open market or privately negotiated transactions with minority shareholders. Prior to making any such repurchases, the Company will consider various applicable factors, including the market price of the Company's stock and the effect on the Company's cash balances.

                          Consolidated Balance Sheets


                        Armor All Products Corporation

March 31 (in thousands except share and per share amounts)                  1996       1995
- -------------------------------------------------------------------------------------------
Assets
Current Assets
     Cash and cash equivalents                                          $ 20,894   $ 22,249
     Accounts receivable (less allowance for doubtful accounts
     and cash discounts: 1996, $2,698 and 1995, $2,341)                   72,009     84,865
     Inventories                                                          12,643     12,695
     Deferred income taxes                                                 2,770        956
     Prepaid expenses                                                      1,462        801
                                                                        -------------------
     Total Current Assets                                                109,778    121,566
Property - Net                                                             9,414      9,373
Intangible Assets - Net                                                   39,691     41,911
                                                                        -------------------
     Total Assets                                                       $158,883   $172,850
                                                                        ===================
Liabilities and Stockholders' Equity
Current Liabilities
     Accounts payable                                                   $ 13,654   $ 17,385
     Payable to McKesson                                                   2,224      2,595
     Accrued selling expenses                                              9,503      8,590
     Accrued compensation                                                  1,495      2,513
     Income and other taxes payable                                          591      5,429
     Dividends payable                                                     3,411      3,404
     Other liabilities                                                     4,458      3,468
                                                                        -------------------
     Total Current Liabilities                                            35,336     43,384
                                                                        -------------------
Deferred Income Taxes                                                        572        481
                                                                        -------------------
Stockholders' Equity
     Preferred stock, $0.01 par value; 10,000,000 shares authorized;
     no shares outstanding
     Common stock, $0.01 par value; 40,000,000 shares authorized;
     21,318,722 and 21,272,035 shares outstanding in 1996 and 1995           213        213
     Other capital                                                        61,739     61,157
     Unearned compensation - restricted stock                             (1,230)      (980)
     Retained earnings                                                    62,871     69,338
     Cumulative translation adjustment                                      (618)      (743)
                                                                        -------------------
     Total Stockholders' Equity                                          122,975    128,985
                                                                        -------------------
     Total Liabilities and Stockholders' Equity                         $158,883   $172,850
                                                                        ===================

See accompanying notes to consolidated financial statements.

                       Consolidated Statements of Income

                        Armor All Products Corporation

Years Ended March 31 (in thousands except per share amounts)      1996      1995      1994
- --------------------------------------------------------------------------------------------
Revenues                                                        $186,326  $216,789  $182,257
                                                               -----------------------------
Costs and expenses
     Cost of sales                                                89,261    93,103    74,360
     Selling, general and administrative                          83,579    80,960    66,950
     Amortization of intangibles                                   2,455     2,457     2,684
                                                               -----------------------------
     Total costs and expenses                                    175,295   176,520   143,994
                                                               -----------------------------
Operating income                                                  11,031    40,269    38,263
Interest income -- net                                             1,601     1,803     1,377
                                                               -----------------------------
Income before income taxes                                        12,632    42,072    39,640
Income taxes                                                       5,470    17,544    17,067
                                                               -----------------------------
Net income                                                      $  7,162  $ 24,528  $ 22,573
                                                               =============================
Earnings per common share                                           $.34     $1.16     $1.07
                                                               =============================
Weighted average common shares outstanding                        21,296    21,214    21,121
                                                               =============================

See accompanying notes to consolidated financial statements.

                Consolidated Statements of Stockholders' Equity

                        Armor All Products Corporation

                                                                                           Unearned                           Total
                                                           Common Stock               Compensation-              Cumulative   Stock-
                                                  Outstanding                   Other    Restricted   Retained  Translation holders'
                                                       Shares       Amount      Capital       Stock   Earnings    Adjustment  Equity
(in thousands except per share amounts)
- ------------------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1993                                21,085        $ 211    $57,968      $   (664)   $49,333   $   (293) $106,555
Exercise of stock options                                   44            1        647                                           648
Issuance of restricted stock                                36                     704          (704)                            -
Redemption of common stock                                  (1)                    (27)                                         (27)
Amortization of restricted
 stock cost                                                                                      267                             267
Issuance of shares to
 profit-sharing plan                                         1                      31                                            31
Net income                                                                                               22,573               22,573
Dividends declared ($.64 per
 share)                                                                                                 (13,518)            (13,518)
Translation adjustment                                                                                                (500)    (500)
                                                        ----------------------------------------------------------------------------
Balances, March 31, 1994                                21,165          212     59,323        (1,101)    58,388       (793)  116,029
Exercise of stock options                                   95            1      1,486                                         1,487
Issuance of restricted stock                                16                     337          (337)                              -
Cancellation of restricted
 stock                                                     (12)                   (135)           75                            (60)
Redemption of common stock                                  (1)                    (25)                                         (25)
Amortization of restricted
 stock cost                                                                                      383                            383
Issuance of shares to
 profit-sharing plan                                         9                     171                                          171
Net income                                                                                               24,528              24,528
Dividends declared ($.64 per
 share)                                                                                                 (13,578)            (13,578)
Translation adjustment                                                                                                  50       50
                                                        ----------------------------------------------------------------------------
Balances, March 31, 1995                                21,272          213     61,157          (980)    69,338       (743)  128,985

Exercise of stock options                                   53                     728                                           728
Issuance of restricted stock                                12                     212          (212)                              -
Cancellation of restricted
 stock                                                     (12)                   (246)          246                               -
Redemption of common stock                                 ( 6)                   (112)                                        (112)
Restricted stock amortization and adjustment                                                    (284)                          (284)
Net income                                                                                                7,162               7,162
Dividends declared ($.64 per
 share)                                                                                                 (13,629)            (13,629)
Translation adjustment                                                                                                 125      125
                                                        ----------------------------------------------------------------------------
Balances, March 31, 1996                                21,319        $ 213    $61,739      $ (1,230)   $62,871   $  (618) $122,975
                                                        ============================================================================

See accompanying notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

                        Armor All Products Corporation

Armor All Products Corporation
Years Ended March 31 (in thousands)                                                            1996       1995       1994
- -------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                                 $  7,162   $ 24,528   $ 22,573
Adjustments to reconcile net income to net cash provided by operating activities
     Depreciation and amortization                                                            3,965      3,745      3,818
     Deferred income taxes                                                                   (1,723)      (631)      (551)
     Other                                                                                     (284)       323        267
                                                                                           ------------------------------
       Total                                                                                  9,120     27,965     26,107
                                                                                           ------------------------------
     Effect of changes in operating assets, net of the affects of business acquisition:
       Accounts receivable                                                                   12,856    (16,902)   (13,889)
       Inventories                                                                               52     (8,513)       595
       Prepaid expenses                                                                        (661)      (737)       485
       Accounts payable                                                                      (3,731)     6,462      1,474
       Accrued selling expenses                                                                 913       (212)      (271)
       Accrued compensation                                                                  (1,018)      (156)      (462)
       Taxes payable and other liabilities                                                   (3,848)     1,327      1,537
                                                                                           ------------------------------
       Total                                                                                  4,563    (18,731)   (10,531)
                                                                                           ------------------------------
       Net cash provided by operating activities                                             13,683      9,234     15,576
                                                                                           ------------------------------
Investing Activities
Cash paid for acquisition of E-Z Deck(R) Wash and E-Z D(R) brands                                 -          -     (7,438)
Capital expenditures                                                                         (1,551)    (1,962)    (1,377)
Other                                                                                          (110)      (419)      (683)
                                                                                           ------------------------------
     Net cash used in investing activities                                                   (1,661)    (2,381)    (9,498)
                                                                                           ------------------------------
Financing Activities
Payable to McKesson                                                                            (371)     1,069     (1,678)
Issuance of common stock                                                                        616      1,638        652
Dividends paid                                                                              (13,622)   (13,562)   (12,659)
                                                                                           ------------------------------
     Net cash used in financing activities                                                  (13,377)   (10,855)   (13,685)
                                                                                           ------------------------------
Net decrease in cash and cash equivalents                                                    (1,355)    (4,002)    (7,607)
Cash and cash equivalents at beginning of year                                               22,249     26,251     33,858
                                                                                           ------------------------------
Cash and cash equivalents at end of year                                                   $ 20,894   $ 22,249   $ 26,251
                                                                                           ==============================

See accompanying notes to consolidated financial statements.

                  Notes to Consolidated Financial Statements

                        Armor All Products Corporation




1.  Organization and Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Armor All Products Corporation and all of its subsidiaries ("the Company"). All significant intercompany balances and transactions have been eliminated.

Business: Substantially all of the Company's operations are currently in one business segment, marketing branded appearance enhancement products targeted primarily for the do-it-yourself automotive and home care consumer markets. The Company's products are sold under the following principal brand names: Armor All(R), Rain Dance(R), Rally(R), No.7(R) and E-Z Deck Wash(R). The Company sells its products primarily to retailers and distributors.

Relationship with McKesson Corporation: McKesson Corporation ("McKesson") owned approximately 55% of the Company's outstanding shares of common stock as of March 31, 1996. McKesson has outstanding debentures which are exchangeable into shares of the Company's common stock owned by McKesson at a price of $25.94 per share at any time through February 2004, subject to McKesson's right to pay cash equal to the market price of the stock in lieu of making the exchange. If all of such debentures were actually exchanged, McKesson's ownership level would be reduced to approximately 22%.

Transactions with McKesson: Certain expenses, principally payroll and employee benefits, are paid on behalf of and charged to the Company by McKesson. The Company uses certain resources and administrative staff of McKesson, including financial, treasury, legal, corporate secretary, tax, audit and accounting advice, and employee benefit, personnel and payroll services. The Company is charged a fee for these and other services including insurance premiums at an amount based on actual time or costs incurred. These charges, which are included in selling, general and administrative expenses, were $603,000, $620,000 and $669,000 in fiscal 1996, 1995 and 1994, respectively. The Company believes that these expenses would not have been materially different if the Company operated on a stand-alone basis. The Company also participates in a cash management program administered by McKesson, as described in Note 2, and files certain combined tax returns with McKesson, as described in Note 8.

     Sales to divisions of McKesson were $578,000, $803,000 and $747,000 in fiscal 1996, 1995 and 1994, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments of those affiliates for which the local currency is the functional currency are reported as a component of stockholders' equity. Translation adjustments of affiliates for which the U.S. dollar is the functional currency are included in net income. All gains and losses on foreign currency transactions are also included in net income. Foreign currency exchange fluctuations did not have a material effect on the consolidated financial statements in fiscal 1996, 1995 or 1994.

Fair Value of Financial Instruments: Carrying values approximate fair values for financial instruments classified in the balance sheet as current assets and current liabilities.

Revenue is recognized when products are shipped to customers.

Media advertising production costs are charged to expense in the period in which the advertising first takes place. Total advertising and promotion expense amounted to $57,551,000, $56,730,000 and $43,959,000 in fiscal 1996, 1995 and
1994, respectively.

Research and development costs are charged to expense as incurred.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the liability method of accounting for deferred taxes.

Cash equivalents include all highly liquid investments purchased with a maturity of three months or less.

Inventories are stated at the lower of first-in, first-out cost or market.

Property is stated at cost and depreciated on the straight-line method over estimated useful lives of 3 to 30 years.

Intangible assets include (1) goodwill from the excess of McKesson's cost of the Company over the fair value of net assets acquired, which is being amortized over 40 years, (2) patents, trademarks, goodwill and other intangibles arising from the purchase of the Rain Dance(R), Rally(R) and No. 7(R) brand product lines in September 1988, which are being amortized over various periods ranging from 4 to 25 years, (3) patents and trademarks arising from the purchase of the

E-Z Deck Wash(R) and E-Z D(R) brand product lines in January 1994 (see Note 12), which are being amortized over 15 years, and (4) other patents and trademarks that are being amortized over various periods ranging from 5 to 20 years. Amortization of intangible assets is recorded on a straight-line basis. Periodically, management assesses whether there has been an impairment in the carrying values of the Company's intangible assets. Based on this assessment, management believes that there was no impairment at March 31, 1996.

Accrued selling expenses include media advertising related to new product introductions, cooperative advertising, volume rebates and other trade incentive programs, coupon redemption liabilities and sales commissions.

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during the respective years. The dilutive effect of stock options, which are considered to be common stock equivalents, is immaterial.

Use of estimates: The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements: Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," becomes effective for the Company's fiscal year 1997. SFAS 121 prescribes the impairment evaluation method for long-lived property and intangibles that are either used in operations or held for disposal. The Company believes that adoption of this standard will not have a material effect on the Company's financial position or results of operations.

     Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation," becomes effective for the Company's fiscal year 1997. SFAS 123 establishes new financial accounting and reporting standards for stock-based compensation plans. Entities will be allowed to measure compensation expense for stock-based compensation under SFAS 123 or the existing standard, which is Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the APBO 25 accounting method will be required to make pro forma disclosures of net income and earnings per share as if the SFAS 123 accounting method had been applied. The Company plans to adopt only the disclosure requirements of SFAS 123; therefore, such adoption will not affect the Company's earnings or cash flows.

Reclassifications: Certain prior year amounts have been reclassified to conform with the fiscal 1996 presentation.

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

     Included in cash and cash equivalents in the accompanying consolidated balance sheets are the following amounts invested in the cash management program and the interest rates earned thereon: $17,359,000 at 5.3% on March 31, 1996 and $18,182,000 at 6.0% on March 31, 1995.

     The Payable to McKesson of $2,224,000 and $2,595,000 at March 31, 1996 and 1995, respectively, consist of payroll, freight and other expenses paid by McKesson on behalf of the Company. Such amounts were reimbursed to McKesson in the first quarter of the respective subsequent fiscal years.

     The Company also has a $3,000,000 (Canadian) line of credit with a Canadian bank that is renewable annually and expires on March 31, 1997. Borrowings under this line of credit bear interest at the Canadian prime rate (6.8% at March 31, 1996). There were no outstanding borrowings under the line of credit at March 31, 1996 or 1995.

3.  Interest Income - Net

Interest income - net, which approximates interest received and paid, is comprised of the following:


Years Ended March 31 (in thousands)          1996     1995     1994
- -------------------------------------------------------------------
Net interest income - McKesson (Note 2)    $1,486   $1,656   $1,219
Interest income - other                       124      154      163
Interest expense - other                       (9)      (7)      (5)
                                          -------------------------
     Total                                 $1,601   $1,803   $1,377
                                          =========================

4.  Accounts Receivable and Concentration of Credit Risk

The Company's principal customers are large mass merchandisers, automotive supply stores, warehouse clubs, home centers, hardware stores and wholesalers. The Company offers trade credit to its customers on terms customary to the industry, which includes extended dating during seasonal promotion periods. Sales to the Company's two largest customers accounted for the following percentages of consolidated revenue: 20% and 10% in fiscal 1996; 17% and 8% in fiscal 1995; and 17% and 8% in fiscal 1994. No other customer accounted for 5% or more of consolidated revenues in any of these fiscal years. As of March 31, 1996, three customers accounted for an aggregate of 29% of outstanding trade accounts receivable. Management maintains credit policies and performs ongoing credit evaluations of its customers. Allowances for doubtful receivables are established based on historical trends and factors surrounding the credit risk of specific customers; actual credit losses have historically been within the allowances provided.

5.  Inventories
Inventories are summarized as follows:


March 31 (in thousands)                            1996       1995
- ------------------------------------------------------------------
Finished goods                                 $ 11,714   $ 10,338
Raw materials                                       929      2,357
                                               -------------------
     Total                                     $ 12,643   $ 12,695
                                               ===================

6.  Property
Property is summarized as follows:

March 31 (in thousands)                            1996       1995
- ------------------------------------------------------------------
Land                                           $  2,439   $  2,439
Building                                          3,810      3,810
Furniture and fixtures                            2,049      1,786
Machinery and equipment                           7,690      6,700
Leasehold improvements                              251         78
                                               -------------------
     Total                                       16,239     14,813
Accumulated depreciation                         (6,825)    (5,440)
                                               -------------------
Property - net                                 $  9,414   $  9,373
                                               ===================

7.  Intangible Assets
Intangible assets consist of the following:

March 31 (in thousands)                            1996       1995
- ------------------------------------------------------------------
Goodwill                                       $ 43,865   $ 43,865
Patents and trademarks                           21,091     20,980
Other intangibles                                11,090     11,090
                                               -------------------
     Total                                       76,046     75,935
Accumulated amortization                        (36,355)   (34,024)
                                               -------------------
Intangible assets - net                        $ 39,691   $ 41,911
                                               ===================

8.  Income Taxes

Through May 12, 1993, the Company was included in the consolidated federal income tax returns of McKesson. On that date, as a result of a public stock offering, McKesson's ownership of the Company fell below the 80% level required for the Company to qualify for inclusion in such consolidated tax returns. Accordingly, the Company now files separate federal income tax returns.

     For the majority of its state income taxes, the Company continues to be included in McKesson's combined tax returns. Such inclusion occurs in the tax returns related to those states where the required ownership percentage is 50% or more. The Company files separate income tax returns in other states and in foreign countries.

     The Company's aggregate income tax payments, including payments made to McKesson and payments made directly to the applicable government taxing authorities, amounted to $12,655,000, $16,768,000 and $16,970,000 in fiscal
1996, 1995 and 1994, respectively. Accrued income taxes owed to McKesson for the Company's share of taxes reported on the consolidated and combined tax returns amounted to $785,000 and $1,656,000 at March 31, 1996 and 1995, respectively. These liabilities are included in income and other taxes payable on the accompanying consolidated balance sheets. The Company's provisions for income taxes, which have been computed as if the Company filed its tax returns as a separate entity in all periods, consist of the following components:

Years Ended March 31 (in thousands)       1996      1995      1994
- ------------------------------------------------------------------
Current
     Federal                           $ 5,882   $14,115   $13,084
     State                               1,279     3,176     2,988
     Foreign                                32       884     1,546
                                       ---------------------------
     Total current                       7,193    18,175    17,618
                                       ---------------------------
Deferred
     Federal                            (1,436)     (526)     (457)
     State                                (287)     (105)      (94)
                                       ---------------------------
     Total deferred                     (1,723)     (631)     (551)
                                       ---------------------------
     Total provision                   $ 5,470   $17,544   $17,067
                                       ===========================

The reconciliations between the Company's effective tax rate and the statutory federal income tax rate follow:

Years Ended March 31 (in thousands)                1996      1995       1994
- ----------------------------------------------------------------------------
Statutory federal income tax rate                  35.0%     35.0%      35.0%
State income taxes, net of federal benefit          5.2       4.8        4.8
Foreign operations                                 (0.7)      0.8        1.8
Retroactive effect of tax legislation                 -         -        0.3
Amortization of certain intangible assets           3.8       1.1        1.2
                                                 ---------------------------
     Total                                         43.3%     41.7%      43.1%
                                                 ===========================

Deferred income taxes in the accompanying consolidated balance sheets are comprised of the following:

March 31 (in thousands)                               1996                 1995
- -------------------------------------------------------------------------------
Deferred tax assets:
     Inventory reserves                            $ 1,818              $   252
     Doubtful receivables                              491                  314
     Employee benefit plans                            357                  893
     Accrued selling expenses                          340                  487
     Legal expense and other                         1,119                  485
                                                   ----------------------------
         Total                                       4,125                2,431
                                                   ----------------------------
Deferred tax liabilities:
     Depreciation and amortization                  (1,777)              (1,800)
     Other                                            (150)                (156)
                                                   ----------------------------
         Total                                      (1,927)              (1,956)
                                                   ----------------------------
         Net deferred tax asset                    $ 2,198              $   475
                                                   ============================

Net current                                        $ 2,770              $   956
Net non-current                                       (572)                (481)
                                                   ----------------------------
     Net deferred tax asset                        $ 2,198              $   475
                                                   ============================

The Company has not recorded a valuation allowance for the net deferred tax asset at March 31, 1996 because management believes such deferred taxes will be fully recovered through deductions on the fiscal 1997 tax return or through carryback to prior fiscal years.

     The Company has not provided for U.S. federal income and foreign withholding taxes on $3,071,000 of its Canadian subsidiary's undistributed earnings as of March 31, 1996 because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits would become available under current U.S. law to reduce the effect on the Company's overall tax liability.

9.  Employee Benefit Plans

The Company's employees are eligible to participate in McKesson's health care, retirement and certain other employee benefit plans. In addition, substantially all employees are eligible to participate in the Company's profit-sharing investment plan. The Company's contributions to the profit-sharing plan consisted of the following: a cash payment in fiscal 1996, 8,869 shares of its common stock in fiscal 1995 and a cash payment plus 1,637 shares of its common stock in fiscal 1994. Compensation expense related to the McKesson and profit-sharing plans amounted to $913,000, $995,000 and $879,000 in fiscal 1996, 1995 and 1994, respectively.

     The 1986 Stock Option Plan provides for the granting of non-qualified options to eligible key employees and directors of the Company to purchase up to an aggregate of 1,300,000 shares of common stock. The exercise price of the stock covered by each option may not be less than 85% of the fair market value of such stock on the date the option is granted. Option information is as follows:

Years Ended March 31                              1996          1995          1994
- ----------------------------------------------------------------------------------
Option shares:
Outstanding at beginning of year               878,812       822,312       802,950
Granted                                        211,500       183,800       100,950
Exercised                                      (53,425)      (94,563)      (44,238)
Cancelled                                      (88,525)      (32,737)      (37,350)
                                               -----------------------------------
Outstanding at year-end                        948,362       878,812       822,312
                                               ===================================
     Exercisable at year-end                   540,419       478,144       422,157
                                               ===================================
Available for future grants at year-end         67,612       190,587       341,650
                                               ===================================
For outstanding options at year-end:
Range of exercise prices                        $10.19-       $10.19-       $10.19-
                                                $22.63        $22.63        $22.63

Aggregate exercise price                   $15,848,000   $14,579,000   $12,413,000
Aggregate market value                     $15,529,000   $18,894,000   $15,830,000

The 1988 Restricted Stock Plan provides for the granting of up to an aggregate of 220,000 shares of the Company's common stock to key employees. As of March 31, 1996, there were 75,150 shares which remained available for future grants. During fiscal 1996, 1995 and 1994, respectively, 12,300, 15,700 and 36,200 common shares were granted. In connection with the granting of these shares, unearned compensation - restricted stock was recorded in the amount of $212,000, $337,000 and $704,000 in fiscal 1996, 1995 and 1994, respectively. These amounts represent the fair market value of the shares on the respective dates of grant.

     Recipients of restricted shares have all of the rights of common stockholders except that the shares are held in custody by the Company and cannot be disposed of until the restrictions have lapsed, which is generally four years after the grant date. In addition, the majority of the grants made in fiscal 1993 through 1996 provide that the restrictions will lapse only if specified performance goals are met during the four-year period. The fair market value of the shares on the grant date is amortized to compensation expense over the vesting period. Due to the significant decline in the Company's earnings during fiscal 1996, it became unlikely that the specified performance goals for these grants would be met; accordingly, the previously-recorded amortization for such shares was credited to expense. If a plan participant's employment terminates during the vesting period, except under certain specified conditions, the shares are cancelled and any amounts previously amortized are credited to expense.

10.  Geographic Segments

The Company's foreign operations consist of offices and certain other facilities in Canada and Europe. The Company exports products from the United States to other geographic areas, principally Australia, Japan and Mexico. Information for the Company's geographic operations is as follows:

Years Ended March 31 (in thousands)        1996      1995      1994
- -------------------------------------------------------------------
Revenues
     United States                     $161,567  $187,868  $156,429
     Export                               9,752     9,911     8,523
     Foreign                             15,007    19,010    17,305
                                       ----------------------------
         Total                         $186,326  $216,789  $182,257
                                       ============================
Operating Income
     United States and export          $  9,192  $ 36,906  $ 35,053
     Foreign                              1,839     3,363     3,210
                                       ----------------------------
         Total                         $ 11,031  $ 40,269  $ 38,263
                                       ============================
Identifiable Assets at Year-End
     United States and export          $147,851  $160,130  $141,108
     Foreign                             11,032    12,720    10,718
                                       ----------------------------
         Total                         $158,883  $172,850  $151,826
                                       ============================

11.  Commitments

In addition to commitments and obligations which arise in the ordinary course of business, the Company is subject to various claims, investigations, proceedings, tax assessments and legal actions from time to time arising out of the conduct of the Company's business. Management believes that, based on current knowledge, the outcome of any such pending matters will not have a material adverse effect on the Company's financial position.

     The Company leases equipment and certain warehouse, laboratory and office facilities under operating leases that expire on various dates through February 2001. Rent expense included in operations, which primarily consists of contingent rental payments based on the number of cases stored at independent warehouses, was $2,980,000, $1,879,000, and $983,000 in fiscal 1996, 1995, and
1994, respectively. As of March 31, 1996, minimum lease payments under operating leases with remaining noncancelable lease terms in excess of one year were as follows: $379,000 in fiscal 1997; $233,000 in fiscal 1998; $238,000 in fiscal 1999; $204,000 in fiscal 2000 and $152,000 in fiscal 2001.

12.  Acquisition of E-Z Deck Wash and E-Z D Brands

On January 28, 1994, the Company purchased the E-Z Deck Wash and E-Z D brands of home care products for approximately $7,500,000. This acquisition was accounted for using the purchase method. Substantially all of the cost was allocated to patents and trademarks, with a minor amount assigned to inventory and various other assets and liabilities. Had this business been acquired at the beginning of fiscal 1994, the pro-forma inclusion of its operating results would not have had a significant effect on the reported consolidated revenues and net income in fiscal 1994.

13.  Quarterly Financial Information (unaudited)

                                                                           First     Second     Third    Fourth
Years Ended March 31 (in thousands except per share amounts)             Quarter    Quarter   Quarter   Quarter       Year
- --------------------------------------------------------------------------------------------------------------------------
1996
Revenues                                                                 $50,224    $39,772   $34,637   $61,693   $186,326
Gross profit                                                              25,830     21,547    19,015    30,673     97,065
Net income(loss)                                                           3,457      2,707     1,852      (854)     7,162
Earnings(loss) per common share                                          $   .16    $   .13   $   .09   $  (.04)  $    .34
Cash dividends per common share                                          $   .16    $   .16   $   .16   $   .16   $    .64
Market prices per common share
     High                                                                $22-1/2    $    18   $19-1/2   $18-1/4   $ 22-1/2
     Low                                                                  16-1/2         15    15-1/2    14-3/4     14-3/4
                                                                         -------------------------------------------------
1995
Revenues                                                                 $56,568    $41,135   $39,244   $79,842   $216,789
Gross profit                                                              32,567     23,809    22,144    45,166    123,686
Net income                                                                 6,359      4,459     4,000     9,710     24,528
Earnings per common share                                                $   .30    $   .21   $   .19   $   .46   $   1.16
Cash dividends per common share                                          $   .16    $   .16   $   .16   $   .16   $    .64
Market prices per common share
     High                                                                $    22    $23-1/4   $    24   $23-3/8   $     24
     Low                                                                  18-1/4     20-1/2        18    18-3/4         18

Due to the seasonal nature of the Company's business, revenues, gross profit and net income are not generated evenly by quarter during the year. Sales activity generally peaks in the fourth quarter of the fiscal year.

     (a) In the fourth quarter of fiscal 1995, earnings per share were reduced by approximately $.03 in connection with a charge for costs of the Company's program to replace retailers' inventories of certain aerosol units of QuickSilver Wheel Cleaner with new cans containing an improved actuator. Earnings per share for that quarter were increased by $.01 due to the retroactive effect of revising the annual effective tax rate from 42.7% to 41.7%.

     (b) In the fourth quarter of fiscal 1996, earnings per share were reduced by approximately $.21 in connection with charges consisting principally of additional costs related to the QuickSilver aerosol replacement program, provisions for discontinued and excess inventory, and reserves for certain other items. Earnings per share for that quarter were reduced by $.01 due to the retroactive effect of revising the annual effective tax rate from 42.0% to 43.3%.

                         Independent Auditors' Report




To the Board of Directors and Stockholders of Armor All Products Corporation:

We have audited the accompanying consolidated balance sheets of Armor All Products Corporation and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Armor All Products Corporation and subsidiaries as of March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.





/s/ Deloitte & Touche LLP                               Deloitte & Touche LLP
                                                                [LOGO]

DELOITTE & TOUCHE LLP
Costa Mesa, California
April 25, 1996



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




/s/ Kenneth M. Evans                    /s/ Michael G. McCafferty
Kenneth M. Evans                        Michael G. McCafferty
President and Chief Executive Officer   Executive Vice President and Chief
                                        Financial Officer

                              CORPORATE DIRECTORY

                        Armor All Products Corporation




Executive Officers

Kenneth M. Evans
President and
Chief Executive Officer

Michael G. McCafferty
Executive Vice President and
Chief Financial Officer

Michael A. Caron
Senior Vice President and
President of Armor All International

Gayle F. Metzler
Vice President,
Human Resources

Other Officers

Jon W. d'Alessio
Treasurer

Steven D. Booker
Vice President,
Sales-Automotive Division

Walter A. Hadzinsky
Vice President,
Information Systems

Niels F. Hayns
Vice President,
International-Americas

Lawrence R. Kahn
Vice President,
Marketing-Automotive Division

Robert J. Keller
Vice President,
Sales-Home Care Division

Mark D. Krikorian
Vice President and Controller

Richard A. Loomis
Vice President,
Marketing-Home Care Division

Nancy A. Miller
Vice President and Secretary

Philip Robinson
Vice President and Managing
Director - Europe

John F. Schueller
Vice President, Manufacturing
and Corporate Quality

Directors

David E. McDowell/1,2/
Chairman,
Armor All Products Corp.
Senior Adviser to McKesson Corp.

William A. Armstrong/1/
Vice President,
McKesson Corp.

Jon S. Cartwright1,/2/
Director Emeritus and Senior Adviser of the Center for Telecommunications Mgt., Graduate School of Business Administration,
University of Southern California

Kenneth M. Evans
President and
Chief Executive Officer,
Armor All Products Corp.

David L. Mahoney
Vice President and President,
Pharmaceutical Services Group, McKesson Corp.

Karen Gordon Mills/2/
President, MMP Group, Inc.

Alan Seelenfreund
Chairman and
Chief Executive Officer, McKesson Corp.

1  Member, Compensation Committee
2  Member, Audit Committee

- --------------------------------------------------------

Alan F. Rypinski
Chairman Emeritus, Founder



Annual Meeting Will be Held
July 26 in San Francisco

The annual meeting of Armor All Products Corp. shareholders will be held at 10:00 a.m. on Friday, July 26, 1996, in the Lobby Level Conference Room at 44 Montgomery Street, San Francisco. A proxy card and proxy statement will be mailed to all shareholders approximately five weeks before the meeting. Proxy cards should be signed, dated and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with the instructions of their holders.

About Your Securities
and Records

The common stock of Armor All Products is traded in the over-the-counter market. Prices are quoted on the NASDAQ Stock Market and may be found in the daily stock tables carried by most newspapers, listed as "Armor." The ticker symbol for Armor All Products is ARMR.

     Continental Stock Transfer & Trust Co., Two Broadway, New York, NY 10004, acts as transfer agent for Armor All Products and maintains all shareholder records for the corporation.

     Shareholders may obtain information relating to their share positions, dividends, transfer requirements, lost certificates and other related matters by telephoning Continental Stock Transfer at (800) 509-5586. Shareholders must provide their tax identification number, the name(s) in which their shares are registered and their record address when they request information. This service is available to all shareholders Monday through Friday 9:00 a.m. to 5:00 p.m. EST. Shareholders may also obtain this information by writing to: Assistant Secretary, Armor All Products Corp., One Post Street, San Francisco, CA 94104.

Dividend Payments
Mailed Quarterly

"Shareholder of record" refers to a shareholder who is entitled to receive a dividend on the "payable date" if he or she was listed as an Armor All shareholder on the "record date" (approximately 3 to 4 weeks prior to the payable date).

     Quarterly dividends are mailed with the intent of reaching shareholders on the first business day of January, April, July and October. Postal delays may cause actual receipt dates to vary.

Tax Reports on
Dividend Income

Armor All is required to report to the Internal Revenue Service the total amount of dividends paid to each shareholder during the preceding year. Form 1099, which contains the information supplied by the transfer agent to the IRS for each shareholder account, will be mailed to shareholders with the first dividend check payable after the end of each calendar year.

Lost Checks and Certificates

Delayed delivery or lost dividend checks often result when a shareholder moves and does not notify the transfer agent. Please immediately notify Continental Stock Transfer in writing of any address changes.

     Lost certificates may be replaced only after the issuance of an indemnity bond, for which a premium of about 2% of the market value of the stock is charged by an insurance company. Shareholders should generally deal directly with their brokers and the transfer agent who maintains shareholder records. However, if a problem arises that they cannot resolve, Armor All's Assistant Secretary is available for assistance.

Additional Information Available to Shareholders

Questions about activities of the Company and operating results should be directed to: Investor Relations, Armor All Products Corp., 6 Liberty, Aliso Viejo, CA 92656; or call Investor Relations at (714) 362-0600.

Form 10-K Available
on Request

Shareholders may obtain copies of the corporation's Form 10-K annual report to the Securities and Exchange Commission, without charge. Requests for this document should be addressed to: Investor Relations, Armor All Products Corp., 6 Liberty, Aliso Viejo, CA 92656.

Armor All Products Corporation
6 Liberty
Aliso Viejo, CA 92656
(714) 362-0600

                                       15